Exhibit 99.2

Embraer S.A

Unaudited condensed consolidated interim financial statements as of and for the six-month period ended June 30, 2025

INDEX TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Embraer S.A

Unaudited condensed consolidated statement of financial position

(In millions of U.S. dollar)

ASSETS	Note	06.30.2025	12.31.2024

CURRENT

Cash and cash equivalents	3	654.0	1,563.0

Financial investments	4	603.6	639.7

Trade accounts receivable	5	356.9	320.8

Derivative financial instruments	6	46.1	13.2

Customer financing	7	5.7	12.2

Contract assets	25.2	786.9	622.7

Inventories	8	3,579.2	2,936.1

Income tax and social contribution		215.2	142.0

Other assets	9	269.9	262.7

TOTAL CURRENT		6,517.5	6,512.4

NON-CURENT ASSETS

Financial investments	4	347.7	348.3

Trade accounts receivable	5	1.5	2.0

Contract assets	25.2	-	1.4

Customer financing	7	18.3	20.2

Deferred income tax and social contribution	20.1	168.8	174.0

Other assets	9	183.9	173.4

Investments	10	47.4	43.7

Property, plant and equipment	12	2,072.7	1,941.3

Intangible assets	13	2,606.8	2,502.9

Right of use		108.9	104.7

TOTAL NON-CURRENT ASSETS		5,556.0	5,311.9

TOTAL ASSETS		12,073.5	11,824.3

The notes are an integral part of these condensed consolidated interim financial statements.

Embraer S.A

Unaudited condensed consolidated statement of financial position

(In millions of U.S. dollar)

LIABILITIES	Note	06.30.2025	12.31.2024

Trade accounts payable	14	1,167.5	966.3

Trade accounts payable - Supplier finance arrangements	15	50.6	43.3

Lease liability		21.0	19.2

Loans and financing	16	121.8	113.8

Other payables	18	413.3	359.8

Contract liabilities	25.2	2,733.6	2,563.4

Derivative financial instruments	6	82.1	71.9

Taxes and payroll charges payable	19	39.4	45.8

Income tax and social contribution	20	163.9	124.7

Unearned income		22.7	17.9

Provisions	21	94.3	90.2

TOTAL CURRENT		4,910.2	4,416.3

NON-CURRENT LIABILITIES

Lease liability		98.0	92.6

Loans and financing	16	2,083.5	2,377.3

Other payables	18	248.6	161.2

Contract liabilities	25.2	583.1	721.2

Derivative financial instruments	6	43.3	31.9

Taxes and payroll charges payable	19	11.1	9.2

Income tax and social contribution	20.4	3.7	3.2

Deferred income tax and social contribution	20.1	285.0	450.3

Unearned income		12.0	12.8

Provisions	21	187.2	203.7

TOTAL NON-CURRENT LIABILITIES		3,555.5	4,063.4

TOTAL LIABILITIES		8,465.7	8,479.7

STOCKHOLDERS´ EQUITY

Share capital		1,551.6	1,551.6

Treasury shares		(42.7)	(28.2)

Revenue reserves		1,624.3	1,624.3

Share-based payment		52.3	49.3

Other comprehensive loss		(113.3)	(257.2)

Result in transactions with non controlling interest		135.6	135.8

Retained earnings		125.7	-

EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY		3,333.5	3,075.6

Non-controlling interests		274.3	269.0

TOTAL EQUITY		3,607.8	3,344.6

TOTAL LIABILITIES AND STOCKHOLDERS´EQUITY		12,073.5	11,824.3

The notes are an integral part of these condensed consolidated interim financial statements.

Embraer S.A

Unaudited condensed consolidated statement of profit or loss

For the three-months and six-months periods ended June 30 2025 and 2024

(In millions of U.S. dollars, except per share data)

		Three months ended		Six months ended

	Note	06.30.2025	06.30.2024	06.30.2025	06.30.2024

REVENUE		1,819.1	1,494.2	2,922.2	2,390.8

Cost of sales and services	26	(1,466.3)	(1,254.2)	(2,380.2)	(1,982.1)

GROSS PROFIT		352.8	240.0	542.0	408.7

OPERATING INCOME (EXPENSE)

Administrative expenses	26	(52.7)	(47.3)	(101.9)	(97.1)

Selling expenses	26	(88.9)	(76.0)	(159.9)	(152.9)

Expected credit losses		(9.1)	(0.2)	(5.9)	(3.4)

Research expenses		(12.1)	(15.3)	(26.3)	(27.4)

Other income	27	17.8	66.0	41.7	75.6

Other expenses	27	(27.4)	(38.7)	(55.4)	(78.6)

Share of loss of investments accounted for under the equity method		(1.0)	(0.6)	(3.6)	(0.9)

OPERATING INCOME BEFORE FINANCIAL RESULT		179.4	127.9	230.7	124.0

Financial income	28	20.1	77.8	116.4	184.6

Financial expenses	28	(133.6)	(78.7)	(295.5)	(161.0)

Foreign exchange, net	29	(18.8)	(15.7)	(28.6)	(3.2)

INCOME BEFORE INCOME TAX		47.1	111.3	23.0	144.4

Income tax	20.3	22.1	(8.9)	126.0	(9.5)

INCOME FOR THE PERIOD		69.2	102.4	149.0	134.9

Atributable to :

Owners of Embraer		78.5	99.3	151.9	128.1

Noncontrolling interest		(9.3)	3.1	(2.9)	6.8

Earnings per share - basic and diluted in US$	24	0.11	0.14	0.21	0.17

The notes are an integral part of these condensed consolidated interim financial statements.

Embraer S.A

Unaudited condensed consolidated statement of comprehensive income

For the three-months and six-months periods ended June 30 2025 and 2024

(In millions of U.S. dollars)

	Three months ended		Six months ended

	06.30.2025	06.30.2024	06.30.2025	06.30.2024

INCOME FOR THE PERIOD	69.2	102.4	149.0	134.9

ITEMS THAT MAY BE RECLASSIFIED SUBSEQUENTLY TO PROFIT OR LOSS

Financial instruments - Cash flow hedge, net of tax	3.3	(7.7)	13.7	(11.3)

Translation adjustments	91.9	(29.6)	137.5	(51.8)

OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX EFFECTS	95.2	(37.3)	151.2	(63.1)

TOTAL COMPREHENSIVE INCOME	164.4	65.1	300.2	71.8

Attributable to:

Owners of Embraer	169.0	67.9	295.8	72.4

Non-controlling interests	(4.6)	(2.8)	4.4	(0.6)

The notes are an integral part of these condensed consolidated interim financial statements.

Embraer S.A.

Unaudited condensed consolidated statement of changes in equity For the six-months ended June 30 2025 and 2024
(In millions of U.S. dollars)

		Embraer shareholders
										Equity valuation adjustment
	Note	Capital	Treasury shares	Share-based payment	Investment subsidy	Legal reserve	For investment and working capital	Result in transactions with non controlling interest	Retained earnings	Post- employment benefit	Cumulative translation adjustment	Other cumulative translation adjustment	Total	Non- controlling interest	Total equity
At December 31, 2023		1,551.6	(28.2)	44.8	49.0	204.4	1,026.7	90.9	-	(46.0)	(116.8)	10.1	2,786.5	252.8	3,039.3

Income for the period		-	-	-	-	-	-	-	128.1	-	-	-	128.1	6.8	134.9

Other comprehensive income		-	-	-	-	-	-	-	-	-	(44.5)	(11.2)	(55.7)	(7.4)	(63.1)

Total comprehensive income		-	-	-	-	-	-	-	128.1	-	(44.5)	(11.2)	72.4	(0.6)	71.8

Share-based remuneration		-	-	3.1	-	-	-	-	-	-	-	-	3.1	0.4	3.5

Allocation of profits:		-	-	-	-	-	-	-	-	-	-	-	-	-	-

Legal reserve		-	-	-	-	-	-	-	-	-	-	-	-	-	-

Dividends		-	-	-	-	-	-	-	-	-	-	-	-	-	-

Result in transactions with non controlling interest		-	-	-	-	-	-	1.2	-	-	-	-	1.2	(1.9)	(0.7)

At June 30, 2024		1,551.6	(28.2)	47.9	49.0	204.4	1,026.7	92.1	128.1	(46.0)	(161.3)	(1.1)	2,863.2	250.7	3,113.9

													-		-

At December 31, 2024		1,551.6	(28.2)	49.3	49.0	207.0	1,368.3	135.8	-	(41.1)	(201.7)	(14.4)	3,075.6	269.0	3,344.6

Income for the period		-	-	-	-	-	-	-	151.9	-	-	-	151.9	(2.9)	149.0

Other comprehensive income		-	-	-	-	-	-	-	-	-	130.2	13.7	143.9	7.3	151.2

Total comprehensive income		-	-	-	-	-	-	-	151.9	-	130.2	13.7	295.8	4.4	300.2

Share-based remuneration		-	-	3.0	-	-	-	-	-	-	-	-	3.0	0.6	3.6

Result in transactions with non controlling interest		-	-	-	-	-	-	(0.2)	-	-	-	-	(0.2)	0.3	0.1

Acquisition of own shares	24	-	(14.5)	-	-	-	-	-	-	-	-	-	(14.5)	-	(14.5)

Allocation of profits:

Interest on own capital	1.1.5	-	-	-	-	-	-	-	(26.2)	-	-	-	(26.2)	-	(26.2)

At June 30, 2025		1,551.6	(42.7)	52.3	49.0	207.0	1,368.3	135.6	125.7	(41.1)	(71.5)	(0.7)	3,333.5	274.3	3,607.8

The notes are an integral part of these condensed consolidated financial statements.

Embraer S.A

UUnaudited Condensed consolidated statement of cash flows

For the six-months ended June 30 2025 and 2024

(In millions of U.S. dollars)

	Note	06.30.2025	06.30.2024

OPERATING ACTIVITIES

Income for the period		149.0	134.9
ADJUSTMENT TO NET INCOME FOR ITEMS NOT AFFECTING CASH

Depreciation and amortization expenses		110.2	101.9

Realization of contribution from suppliers	13	(10.0)	(10.0)

Reversal due to reduction in the recoverable value of inventories		11.8	3.5

Adjustment to fair value - Financial investments		15.4	6.1

Expect credit loss		5.9	3.4

Loss (gain) on disposal of assets (1)		13.9	3.9

Income tax and social contribution	20.3	(126.0)	9.5

Accrued interest		73.2	90.0

Interest on marketable securities, net		(9.4)	(7.9)

Share of (profit) loss of investments accounted for under the equity method		3.6	0.9

Foreign exchange gain (loss), net	29	22.4	3.5

Other provisions		(39.7)	(0.1)

Others		3.5	3.5

CHANGES IN ASSETS:

Financial investments		129.1	48.8

Derivative financial instruments		2.4	(86.9)
Accounts receivable		(36.5)	(33.0)
Contract assets		(164.2)	(114.6)
Customer and commercial financing		6.1	15.0
Inventories		(689.1)	(665.3)
Other assets		(82.0)	(56.5)
CHANGES IN LIABILITIES:
Trade accounts payable and Trade accounts payable - Supplier finance arrangements		207.0	275.9

Other payables		190.0	(1.3)

Contract liabilities		32.2	60.1

Taxes and payroll charges payable		43.2	9.1

Unearned income		3.8	(4.0)

Income tax and social contribution paid		(49.2)	(44.9)

Interest paid	17.1	(76.6)	(93.5)

NET CASH USED IN OPERATING ACTIVITIES		(260.0)	(348.0)

INVESTING ACTIVITIES

Acquisition of property, plant and equipment		(119.1)	(100.8)

Proceeds from sale of property, plant and equipment		10.9	-

Additions to intangible assets	13	(132.0)	(130.9)

Additions to investments and affiliates, net of cash acquired		(0.1)	(15.5)

Acquisition of financial investments		(81.2)	(148.0)

Proceeds from loan granted		-	60.5

Dividends received		-	0.4

NET CASH USED IN INVESTING ACTIVITIES		(321.5)	(334.3)

FINANCING ACTIVITIES

Proceeds from loans and financing		1,146.2	239.0

Repayment of loans and financing		(1,437.4)	(456.2)

Dividends and interest on own capital		(9.1)	-

Acquisition of treasury shares		(14.5)	-

Lease payments	17.1	(12.0)	(7.8)

NET CASH USED IN FINANCING ACTIVITIES		(326.8)	(225.0)

DECREASE IN CASH AND CASH EQUIVALENTS		(908.3)	(907.3)

Effects of exchange rate changes on cash and cash equivalents		(0.7)	(2.5)

Cash and cash equivalents at the beginning of the period	3	1,563.0	1,626.3

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	3	654.0	716.5

(1)	Loss (gain) on disposal of assets comprise property, plant and equipment, intangible, right of use and investments.

The notes are an integral part of these condensed consolidated financial statements.

The notes are an integral part of these condensed consolidated interim financial statements.

Embraer S.A

Notes to the unaudited condensed consolidated interim financial statements

In millions of U.S. dollars, unless otherwise indicated.

1	OPERATIONS

Embraer S.A. (“Embraer”) is a publicly traded company listed in the Novo Mercado segment of the Brazilian Stock Exchange (B3 S.A.- Brasil, Bolsa, Balcão), under the ticker code EMBR3. Additionally, Embraer has issued American Depositary Shares, represented by American Depositary Receipts (“ADRs”) which are registered with the Securities and Exchange Commission (“SEC”) and listed on the New York Stock Exchange (“NYSE”) under the ticker code ERJ.

Embraer is domiciled in São José dos Campos, State of São Paulo, Brazil, and, along with its subsidiaries (together referred to as “the Company”), engages in the following main activities:

To design, build and market aircraft and aerospace materials and related accessories, components and equipment;

To perform and carry out technical activities related to the manufacturing and maintenance of aerospace materials;

To contribute training technical personnel as necessary for the aerospace industry;

To engage in and provide services for other technological, industrial, commercial, and service activities related to the aerospace industry;

To design, build and market equipment, materials, systems, software, accessories, and components for the defense, security, and energy industries, as well as promote and carry out technical activities related to the manufacturing and servicing thereof; and

To conduct other technological, industrial, commercial and services activities related to the defense, security, and energy industries.

The Company has strategic divisions, which are its reportable segments (see Note 31): Commercial Aviation, Executive Aviation, Defense & Security and Services & Support.

1.1	Significant events and their impacts on the consolidated interim financial statements

1.1.1	New tariffs imposed by the U.S. government

On July 30, 2025, the U.S. government announced the imposition of new tariffs on certain products imported from Brazil. The maximum rate of tariffs imposed on certain Brazilian products was 50%. However, several products were excluded from the maximum rate and remained at the general rate of 10% previously published, among which are aircraft and their parts.

Although the cost of Commercial Aviation and Executive Aviation aircraft may be impacted, it is estimated that the increase in cost will be lower than the 10% tariff imposed on Brazilian products, as a portion of the components used in the manufacture of these aircraft is produced in the US. Also, in certain situations, the additional cost resulting from the new pricing will tend to be paid by the buyers of the planes - that is, by the importer.

In view of the uncertainty arising from the constant changes in position by the U.S. government, Management will continue to monitor the international scenario in a manner to identify strategies that may mitigate any commercial risks and negative impacts on the result.

1.1.2	Israel - Hamas conflict

The Company continues to closely monitor the facts, aiming to identify developments that may generate potential impacts on the supply chain, in addition to others related to operations and customer support.

As of June 30, 2025, the Company has no material assets or liabilities exposed to Israel or Palestine; therefore, no relevant accounting impact has been identified through the date of authorization for issuing these consolidated interim financial statements.

1.1.3	Russia - Ukraine conflict

Since March 2022, the Company has suspended the supply of parts, maintenance, and technical support services for certain customers to comply with the sanctions imposed on Russia, Belarus and certain regions of Ukraine by laws of jurisdictions to which Embraer is subject.

The Company continues to monitor its supply chain to identify potential disruptions related to the conflict between Russia and Ukraine while there is no immediate concern about the availability of titanium in our supply chain given the Company´s inventory position and existing alternative sources in other countries.

The notes are an integral part of these condensed consolidated interim financial statements.

Embraer S.A

Notes to the unaudited condensed consolidated interim financial statements

In millions of U.S. dollars, unless otherwise indicated.

As of June 30, 2025, the Company has no material assets or liabilities exposed to Russia, Belarus or Ukraine; therefore, no relevant accounting impact was identified through the date of authorization for issuance of these consolidated interim financial statements.

1.1.4	Interest on Equity

In April 2025, the Company approved the distribution of interest on equity in the total amount of US$ 26.2 to its shareholders. This distribution, which is a form of remuneration of equity, was duly approved by the Management and is in accordance with the applicable tax legislation.

2	BASIS OF PREPARATION AND MATERIAL ACCOUNTING POLICIES

2.1 Basis of preparation

These unaudited condensed consolidated interim financial statements (“interim financial statements”) as of and for the six months ended June 30, 2025 comprise Embraer S.A. and its subsidiaries.

These interim financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting, and should be read in conjunction with the Company’s last annual consolidated financial statements as of and for the year ended December 31, 2024 (“last annual financial statements”). They do not include all the information required for a complete set of financial statements prepared in accordance with IFRS Accounting Standards. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual financial statements.

In preparing these interim financial statements, Management has made judgments and estimates that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.

The significant judgments made by management in applying the Company’s accounting policies and the key resources of estimation uncertainty were the same as those described in the last annual financial statements.

The accounting standards that came into effect on January 1, 2025 did not have a material effect on unaudited condensed consolidated interim financial statements.

These interim financial statements were approved and authorized for issue by the Company’s Management on September 22, 2025.

Embraer S.A

Notes to the unaudited condensed consolidated interim financial statements

In millions of U.S. dollars, unless otherwise indicated.

2.2	Functional and presentation currency

These interim financial statements are presented in U.S. dollars (“US$” or “Dollars”), which is the Company’s functional currency. All amounts have been rounded to the nearest million, unless otherwise indicated.

2.2.1	Subsidiaries

These interim financial statements include the interim financial statements of Embraer S.A. and subsidiaries listed below:

		Interest (%)
Entity		2025	2024	Country	Core activities

Directly controlled

ELEB Equipamentos Ltda.	(i)	-	100%	Brazil	Sale of hydraulic and mechanical equipment for the aviation industry

Embraer Aircraft Holding, Inc.		100%	100%	USA	Concentrates corporate activities in the USA

Embraer Aviation International - EAI		100%	100%	France	Sale of parts and after sale services in Europe, Africa and the Middle East

Embraer Defesa e Segurança Participações S.A.		100%	100%	Brazil	Coordinates investments in the Defense & Security segments

Embraer GPX Ltda.		100%	100%	Brazil	No operations

Embraer Netherlands B.V.		100%	100%	Netherlands	Concentrates corporate activities in Europe for leasing and selling used aircraft

Embraer Netherlands Finance B.V.		100%	100%	Netherlands	Financial operations raising and investing funds of the Embraer Group.

Embraer Overseas Ltd.		100%	100%	Cayman Islands	Financial operations raising and investing funds of the Embraer Group.

Embraer Spain Holding Co. SL		100%	100%	Spain	Concentrates corporate activities abroad

Fundo de Investimento em Participações Embraer Ventures		100%	100%	Brazil	Exclusive fund created with the objective of technological and financial aggregation based on investment and support to small and medium-sized companies focused on disruptive innovation in areas related to the A&D sector.

Yaborã Indústria Aeronáutica S.A.		100%	100%	Brazil	No operations

Indirectly controlled

Airholding S.A.	(i)	-	100%	Portugal	Coordinates investments in subsidiaries in Portugal

Atech - Negócios em Tecnologias S.A.		100%	100%	Brazil	Development and control, communications, computer and intelligence services

Coqueiro Par Participações Ltda. (“Coqueiro”)	(i)	-	100%	Brazil	Interest in other companies.

ECC Investment Switzerland AG		100%	100%	Switzerland	Coordinates investments in subsidiaries abroad

Embraer (China) Aircraft Technical Services Co. Ltd.		100%	100%	China	Sale of spare parts and support services in China

Embraer Aircraft Customer Services, LLC		100%	100%	USA	Sale of spare parts and support services in North America and the Caribbean

Embraer Aircraft Maintenance Services, LLC		100%	100%	USA	Maintenance of aircraft and components

Embraer Asia Pacific PTE. Ltd.		100%	100%	Singapore	Sale of spare parts and support services in Asia

Embraer Business Innovation Center, Inc.		100%	100%	USA	R&D of technological innovations in the aerospace sector and related areas

Embraer CAE Training Services (NL) B.V.		51%	51%	Netherlands	Pilot, mechanic and crew training

Embraer CAE Traning Services (BR) Limited	(iii)	51%	-	Brazil	Pilot, mechanic and crew training

Embraer CAE Training Services (U.K.) Limited		51%	51%	United Kingdom	Pilot, mechanic and crew training

Embraer CAE Training Services, LLC		51%	51%	USA	Pilot, mechanic and crew training

Embraer Defense and Security, Inc.		100%	100%	USA	Supply of Super Tucano aircraft to the American Air Force (LAS)

Embraer Engineering & Technology Center USA, Inc.		100%	100%	USA	Engineering services related to aircraft research and development

Embraer Executive Aircraft, Inc.		100%	100%	USA	Final assembly and delivery of executive jets

Embraer Executive Jet Services, LLC		100%	100%	USA	After sale support and aircraft maintenance

Embraer Finance Ltd.		100%	100%	Cayman Islands	No operations

Embraer Portugal S.A.		100%	100%	Portugal	Coordinates investments and economic activities in subsidiaries in Portugal

Embraer Service Private Ltd.	(ii)	100.0%	-	India	No operations

Eve Holding, Inc. (“Eve Holding”)		83.7%	83.7%	USA	Publicly held company, with shares traded on the NYSE, which owns the full interest of EVE UAM, LLC.

Eve Soluções de Mobilidade Aérea Urbana Ltda.		83.7%	83.7%	Brazil	Eve subsidiary with operations in Brazil.

Eve UAM, LLC.		83.7%	83.7%	USA	Development, design, manufacture, marketing, certification and support of aircraft and urban air traffic management solutions related to urban air mobility.

EZS Informática S.A.		100.0%	100.0%	Brazil	Retail trade of computer products, maintenance, repair and related services

OGMA - Indústria Aeronáutica de Portugal S.A.		65%	65%	Portugal	Aviation maintenance and production

Tempest Security Intelligence Limited		100.0%	76.6%	United Kingdom	Retail trade of computer products, maintenance, repair and related services

Tempest Serviços de Informática S.A. (“Tempest”)		100.0%	76.6%	Brazil	Research, development and services in the areas of Information Technology, Information Security and Intelligence

Visiona Internacional B.V.		51%	51%	Netherlands	International subsidiary of Visiona

Visiona Tecnologia Espacial S.A.		51%	51%	Brazil	Supply and development of satellite solutions

Joint operations

EZ Air Interior Limited		50%	50%	Ireland	Fabrication of interiors for commercial aircraft

Embraer S.A

Notes to the unaudited condensed consolidated interim financial statements

In millions of U.S. dollars, unless otherwise indicated.

The main changes that occurred during the period are:

(i) In January 2025 ELEB Equipamentos Ltda. was merged by Embraer S.A., Airholding S.A. was merged by Embraer Portugal S.A. and Coqueiro Par Participações Ltda. was merged by Embraer Defesa e Segurança Participações S.A.

(ii) In March 2025 was created in India the Embraer Services Private Ltd., 99.9% owned by Embraer Netherlands B.V. and 0.01% under Embraer Asia Pacific PTE. Ltd. The entity is not operational.

(iii) In April 2025, the subsidiary Embraer CAE Training Services BR Ltd. was created in Brazil, 51% owned by Embraer CAE Training Services (NL) B.V.

3	CASH AND CASH EQUIVALENTS

			06.30.2025	12.31.2024

Cash and banks			396.6	494.0

			396.6	494.0

Cash equivalents

Private securities (i)	(i	)	112.0	87.7

Fixed deposits (ii)	(ii	)	145.4	981.3

			257.4	1,069.0

Cash and cash equivalents in the statement of financial position			654.0	1,563.0

Cash and cash equivalents in the statement of cash flows			654.0	1,563.0

(i) Applications in Bank Deposit Certificates (CDBs) and Private Securities Repurchase Agreements issued by financial institutions in Brazil.

(ii) Fixed term deposits in dollars issued by financial institutions.

4	FINANCIAL INVESTMENTS

			06.30.2025	12.31.2024

Investments

Public securities	(i	)	66.5	66.5

Private securities	(ii	)	81.8	99.9

Structure note	(iii	)	233.8	133.2

Investment funds	(iv	)	131.0	125.2

Fixed-term deposit	(v	)	339.1	468.2

Others	(vi	)	99.1	95.0

			951.3	988.0

Current			603.6	639.7

Non-current			347.7	348.3

(i) Debt securities issued by the Brazilian government with maturity in 2030.

(ii) Corporate bonds issued by private financial institutions and non-financial institutions.

(iii) Structured notes subject to the credit risk of the financial institution and the Brazilian government in the amount of US$ 203.0 (2024: US$ 87.1) and structured notes subject to the credit risk of two financial institutions (concurrently) in the amount of US$ 30.8 (2024: US$ 46.1)

(iv) Embraer Multi-Strategy Equity Investment Fund in the amount of US$ 26.7 (2024: US$ 22.0) and portfolio managed by PNC Bank in the amount of US$ 104.3 (2024: US$ 103.2).

(v) Fixed-term deposits in US$ issued by financial institutions.

(vi) Refers mainly to the investments in shares of the Republic Airways Holdings (“Repulic Airways”).

Embraer S.A

Notes to the unaudited condensed consolidated interim financial statements

In millions of U.S. dollars, unless otherwise indicated.

As of June 30, 2025, the weighted average nominal interest rates, considering cash equivalents and financial investments, are 12.61% p.a. made in Brazilian Reais (“R$”), equivalent to 91.88% p.a of the Interbank Deposit Certificate (“CDI”), and 4.69% p.a. in US$ (2024: 10.55% p.a. in R$, equivalent to 97.36% p.a. of CDI, and 5.50% p.a. in US$).

5	TRADE ACCOUNTS RECEIVABLE

		06.30.2025	12.31.2024

Foreign customers		340.8	293.8

Accounts receivable due from related parties	11.3	3.5	7.1

Domestic customers		27.2	34.1

		371.5	335.0

Expected credit losses		(13.1)	(12.2)

		358.4	322.8

Current		356.9	320.8

Non-current		1.5	2.0

The change in allowance for expected credit losses was as follows:

	06.30.2025	12.31.2024

Beginning balance	(12.2)	(9.8)

(Additions)/Reversals	(3.4)	(5.5)

Write-off	3.2	2.6

Foreign exchange variation	(0.7)	0.5

Ending balance	(13.1)	(12.2)

For additional information on measurement of expected credit losses and aging, see Note 23.1.3.

6	DERIVATIVE FINANCIAL INSTRUMENTS

The Company has contracted derivative financial instruments to protect operations against the risks of fluctuations in exchange rates, interest rates, and share prices. The Company does not contract derivative instruments for speculative purposes.

Equity swap: the main objective of neutralizing fluctuations in the EMBR3 share price, with a view to the future settlement of share-based payment plans (Note 22.1). The fair value of these instruments is determined by calculating the difference between (i) the multiplication of the share’s closing price and the number of shares traded, and (ii) the notional value remunerated by the contractual interest rates until maturity, which is then discounted to present value using current market rates

Purchase of sell and buy currency options: in order to protect cash flows for wage expenses and corresponding labor charges denominated in R$ from currency fluctuations risks. The strategy used by the Company involves a zero-cost collar, which consists of purchasing a put option and selling a call option, all contracted with the same counterparty to maintain a zero-net premium. The Company adopts the Black-76 pricing model along with observable data to measure the fair value of these instruments.

Non-deliverable forward (“NDF”): the purpose of protecting the Company from risks associated with fluctuations in exchange rates. The fair value of these instruments is measured under the discounted cash flow model. Future cash flows are estimated based on future exchange rates observed at the reporting period and future contractual rates, then discounted at current market rates.

Warrants: options issued by Eve Holding granting holders the right, but not the obligation, to purchase its shares (NYSE: EVEX). Changes in the fair value are recognized in profit or loss as financial results.

Swap: currency and rate: objective to protect the exchange exposure arising from a financial liability denominated in reais, indexed to the Reference Rate (TR) plus an annual spread. The measurement of the fair value of the instrument is based on discounted cash flow, where the future flows of the active end (TR + spread,

Embraer S.A

Notes to the unaudited condensed consolidated interim financial statements

In millions of U.S. dollars, unless otherwise indicated.

in R$) are projected and brought to present value using the yield curve in R$ and the flows of the passive end, denominated in USD, are discounted by the yield curve in USD.

					Carrying amount
Purpose	Risk	Instrument	Notional	Settlement date	06.30.2025	12.31.2024

Cash flow hedge designated as hedge accounting					3.2	(17.6)

Payroll expenses settled in Brazilian reais	Exchange rate	Zero-cost collar derivative financial instruments, with purchase of put options at the exercise price of R$ 5.41 and sale of call options at the weighted average exercise price of R$ 6.72	258.4	2025	3.2	(17.6)

Others derivatives not designated as hedge accounting					(82.5)	(73.0)

Export	Exchange rate	Non-Deliverable forwards to exchange euro currency debt to US dollar currency.	57.0	2025	(3.6)	2.5
Equity	Share price: ticker EMBR3	Equity swap	61.1	2025	-	10.5
Equity	Share price: ticker EMBR3	Equity swap	165.4	2025	42.9	-
Equity	Share price: ticker EVEX	Private warrants	14.3	2027	(13.1)	(7.0)
Equity	Share price: ticker EVEX	Public warrants	8.2	2027	(7.6)	(4.0)
Equity	Share price: ticker EVEX	Strategic warrants	31.5	2027	(100.8)	(75.0)
Projects	Exchange and Interest rate	Interest swap for exchanging debt in post-fixed reais to debt in post-fixed dollars.	8.4	2040	(0.3)	-

					(79.3)	(90.6)

		Assets

		Current			46.1	13.2

		Liabilities

		Current			(82.1)	(71.9)

		Non-current			(43.3)	(31.9)

		Net derivative financial instruments			(79.3)	(90.6)

As of June 30, 2025, the Company had no margin calls related to derivative transactions

7	CUSTOMER AND COMMERCIAL FINANCING

	06.30.2025	12.31.2024

Aircraft	18.9	21.4

Spare parts	27.5	31.1

	46.4	52.5

Fair value adjustment	(11.5)	(11.4)

Expected credit losses	(10.9)	(8.7)

Total	24.0	32.4

Current	5.7	12.2

Non-current	18.3	20.2

The change in allowance for expected credit losses was as follows:

	06.30.2025	12.31.2024

Beginning balance	(8.7)	(3.4)

(Additions)/Reversal	(2.2)	(5.3)

Ending balance	(10.9)	(8.7)

Based on the Company’s assessment, the highest risk rating for financing customers is D, with a maximum expected credit loss of 100.0% for the period.

For additional information on measurement of expected credit losses, see Note 23.1.3.

Embraer S.A

Notes to the unaudited condensed consolidated interim financial statements

In millions of U.S. dollars, unless otherwise indicated.

As of June 30, 2025, the maturity schedule for non-current customer financing balance is as follows:

Year

2026	2.6

2027	7.5

2028	4.3

Thereafter	3.9

18.3

8	INVENTORIES

		06.30.2025				12.31.2024

		Gross book value	Write-down for obsolescence	Write-down for market value	Net book value	Gross book value	Write-down for obsolescence	Write-down for market value	Net book value

Finished goods	(i)	146.1	-	-	146.1	76.8	-	-	76.8

Work in process		1,358.0	-	(1.0)	1,357.0	840.9	-	-	840.9

Raw materials		1,352.7	(91.5)	-	1,261.2	1,302.6	(84.6)	-	1,218.0

Spare parts		505.9	(43.0)	(0.9)	462.0	476.5	(38.2)	(0.9)	437.4

Consumption materials		61.0	(5.9)	-	55.1	58.4	(5.4)	-	53.0

Inventory in transit		146.3	-	-	146.3	163.2	-	-	163.2

Held by third parties		130.5	(6.2)	-	124.3	112.2	(4.5)	-	107.7

Advances to suppliers		27.2	-	-	27.2	39.1	-	-	39.1

		3,727.7	(146.6)	(1.9)	3,579.2	3,069.7	(132.7)	(0.9)	2,936.1

(i)	The following aircraft were held in the finished goods inventory:

June 30, 2025: two Embraer 195-E2, one Phenom 100, three Phenom 300, one Praetor 500, two Praetor 600 and nineteen Ipanemas.

December 31, 2024: one Phenom 100, three Phenom 300, one Praetor 500 and two Praetor 600.

The movement of write-down for reduction in market value was as follows:

	06.30.2025	12.31.2024

Beginning balance	(0.9)	(1.4)

Additions	(1.3)	-

Disposals	-	0.1

Reversals	0.3	0.4

Ending balance	(1.9)	(0.9)

The movement of write-down for obsolescence was as follows:

	06.30.2025	12.31.2024

Beginning balance	(132.7)	(125.9)

Additions	(33.2)	(52.9)

Disposals	2.0	11.5

Reversals	18.8	33.9

Foreign exchange gain (loss)	(1.5)	0.7

Ending balance	(146.6)	(132.7)

Embraer S.A

Notes to the unaudited condensed consolidated interim financial statements

In millions of U.S. dollars, unless otherwise indicated.

9	OTHER ASSETS

	Note	06.30.2025	12.31.2024

Court-mandated escrow deposits		37.8	32.5

Guarantee deposits		19.9	12.8

Other debtors		58.3	54.0

Collateralized accounts receivable		0.6	1.1

Advances to employees		34.3	18.6

Loan with a joint operation		24.1	23.8

Advances for services to be rendered		1.8	1.6

Prepaid expenses		76.6	76.6

Taxes recoverable	9.1	147.8	154.0

Other credits to related parties		-	1.1

Costs to comply with contractual obligations		37.8	39.9

Others		14.8	20.1

		453.8	436.1

Current		269.9	262.7

Non-current		183.9	173.4

9.1	Taxes recoverable

	06.30.2025	12.31.2024

ICMS (State Value-added Tax) and IPI (Excise Tax)	49.6	42.8

Value added tax	14.5	13.4

Income tax and social security on net income withheld	12.4	20.1

PIS (Social Integration Program) and COFINS (Contribution for Social Security)	18.1	14.0

Advance service tax (ISS- Service tax)	6.0	5.3

Reintegra (Special regime for exporters)	3.8	6.0

Tax Credits - Court Decisions	41.3	50.6

Others	2.1	1.8

	147.8	154.0

Current	83.0	87.6

Non-current	64.8	66.4

Embraer S.A

Notes to the unaudited condensed consolidated interim financial statements

In millions of U.S. dollars, unless otherwise indicated.

10	INVESTMENTS

10.1	Investments movement

	12.31.2024	Gain (loss) by equity method (profit or loss)	Cumulative translation adjustment	Addition	06.30.2025
MSW Multicorp 2 Fundo de Investimento em Participações	2.8	0.2	0.4	-	3.4
Xmobots Holding S.A. (i)	20.0	(0.8)	2.3	-	21.5
Fundo de Investimento em Participações Aeroespacial Multiestratégia	2.2	(0.3)	0.5	0.2	2.6
Nidec Aerospace, LLC.	3.0	(4.7)	-	1.6	(0.1)
Águas Azuis Construção Naval SPE Ltda.	15.7	2.0	2.3	-	20.0

	43.7	(3.6)	5.5	1.8	47.4

(i) The Company’s interest in Xmobots Holding S.A. increased to 36.92% (2023: 10.24%), resulting from the acquisition of an additional equity interest, through Embraer Ventures Equity Investment Fund, in March 2024. Due to this increase and other conditions, the Company now has significant influence on the financial and operating policies of the investee.

Therefore, the investment that, prior to the transaction, was measured at fair value and presented as financial investments, is now measured under equity method.

The transaction price was R$ 89.9 million (equivalent to US$ 18.0), of which R$ 65.5 million (equivalent to US$ 13.2) has already been paid. The remaining balance is presented as other payables.

10.2	Interests in entities

10.2.1	Subsidiaries without non-controlling interests

There are no contractual or legal restrictions on Embraer’s access to assets or settlement of liabilities of these subsidiaries.

There are inherent risks to the operations of these entities, the most significant of which are described below:

Economic Risks: potential losses from fluctuations in market conditions (price of products, exchange rate and interest).

Operational risk: potential losses resulting from the emergence of new technologies or failure of current processes.

Credit risk: potential losses that might occur if a third party (customer) becomes unable to meet its obligations, and

Liquidity risk: financial inability to meet financial obligations.

Embraer S.A

Notes to the unaudited condensed consolidated interim financial statements

In millions of U.S. dollars, unless otherwise indicated.

10.2.2	Subsidiaries with non-controlling interests

	06.30.2025			12.31.2024

	Non-controlling interest			Non-controlling interest

Entity	%	Equity	Income (loss)%		Equity	Income (loss)

Embraer CAE Training Services (NL) B.V.	49.0%	11.9	1.5	49.0%	34.3	5.4

Embraer CAE Training Services, LLC	49.0%	36.6	2.3	49.0%	9.3	0.2

EVE Holding Inc.	16.3%	25.4	(9.3)	16.3%	34.1	(2.3)

OGMA - Indústria Aeronáutica de Portugal S.A.	35.0%	51.0	2.8	35.0%	42.7	(0.5)

Tempest Serviços de Informática S.A.	— %	-	-	— %	-	(0.4)

Visiona Tecnologia Espacial S.A.	49.0%	13.7	(0.2)	49.0%	12.9	(0.3)

		138.6	(2.9)		133.3	2.1

Listing Expenses	100.0%	135.7	-	100.0%	135.7	-

		274.3	(2.9)		269.0	2.1

The financial position of the most significant entities with non-controlling interests is summarized below, which are OGMA - Indústria Aeronáutica de Portugal S.A., Eve Holding and Embraer CAE Training Services, LLC.

	OGMA		Eve Holding		Embraer CAE Training Services, LLC

	06.30.2025	12.31.2024	06.30.2025	12.31.2024	06.30.2025	12.31.2024

Total assets	456.5	351.3	288.1	304.2	98.5	96.7

Total liabilities	310.7	229.3	132.4	95.0	23.9	26.7

Shareholders’ equity	145.8	122.1	155.7	209.2	74.6	70.0

	06.30.2025	06.30.2024	06.30.2025	06.30.2024	06.30.2025	06.30.2024

Revenue	195.2	143.0	-	-	17.4	16.4

Net income (loss) for the period	7.9	(1.8)	(56.9)	45.2	4.6	5.7

As of June 30, 2025, the market capitalization value of the Company’s interest in Eve Holding is US$ 1,460.3 (2024: US$ 1,355.6), corresponding to 249,199,589 (2024: 249,199,589) shares valued at US$ 6.86 (2024: US$ 5.44).

The market capitalization for these shares does not necessarily reflect the realization value on the sale of a representative lot of shares.

Subsidiaries with non-controlling interests are subject to the same risks as the wholly owned subsidiaries.

The Company has significant restrictions on access to cash balances, cash equivalents and financial investments of Eve Holding to settle obligations not directly related to the business of Eve Holding, as defined in the Eve Holding shareholders’ agreement (protective law).

11	RELATED PARTIES

11.1	Related party transactions

The main transactions with related parties refer to:

Assets: (i) accounts receivable for spare parts, aircraft sales and product development, under conditions agreed between the parties, considering the volumes, risks involved and corporate policies; (ii) balances of financial investments; and (iii) bank deposits.

Liabilities: (i) purchase of aircraft components and spare parts, under conditions agreed between the parties, considering the volumes, risks involved, and corporate policies; (ii) advances received on sales contracts, according to contractual agreements; (iii) commission for sale of aircraft and spare parts; (iv) financing for research and product development at market rates for this kind of financing; (v) loans and financing; (vi) export financing; and (vii) warranty customer service.

Embraer S.A

Notes to the unaudited condensed consolidated interim financial statements

In millions of U.S. dollars, unless otherwise indicated.

Profit or loss: (i) purchases and sales of aircraft, components and spare parts and development of products for the Defense & Security market; (ii) financial income and expenses from financial investments and expenses from loans and financing; and (iii) supplementary pension plan

11.2	Brazilian Federal Government

The Brazilian Federal Government maintains direct and indirect participation through the ownership of a common share called golden share. As of June 30, 2025, the Brazilian Federal Government held an indirect interest of 5.37% in the Company’s capital through BNDES Participações S.A (“BNDESPAR”), a wholly owned subsidiary of the Banco Nacional do Desenvolvimento Econômico e Social (the Brazilian Development Bank, or “BNDES”), which, in turn, is controlled by the Brazilian Federal Government.

The Brazilian Federal Government plays a key role in the Company’s business activities, as a:

Major customer for Defense & Security products (through the Brazilian Air Force, Brazilian Army, and Brazilian Navy).

Source of research and development financing through technology development institutions (Financiadora de Estudos e Projetos - FINEP and BNDES);

Export credit agency (through the BNDES), and

Source of short-term and long-term financing and a provider of asset management and commercial banking services (through Banco do Brasil).

The balances and results with related parties were as follows:

	06.30.2025

	Trade accounts receivable	Other assets*	Cash Equivalents	Contract assets	Customer and commercial financing	Other payables	Contract liabilities	Operating Results	Financial Results

Banco do Brasil S.A.	-	103.8	139.7	-	-	-	-	-	7.4

BNDES	-	-	-	-	127.7	-	-	-	(7.6)

Caixa Econômica Federal	-	-	-	-	-	-	-	-	-

Comando da Aeronáutica (Brazilian Air Force )	3.5	-	-	307.3	-	16.9	48.2	3.7	-

Embraer Prev - Soc. Previdência Complementar	-	-	-	-	-	-		(8.5)	-

Exército Brasileiro ( Brazilian Army)	-	-	-	7.6	-	-	15.2	0.8	-

Marinha do Brasil (Brazilian Navy)	-	-	-	1.0	-	-	12.8	(0.7)	-

EZ Air Interior Limited	-	24.1	-	-	-	-	-	-	-

Governo Brasileiro	-	269.5	-	-	-	-	-	-	4.1

Financiadora de Estudo e Projetos – FINEP	-	-	-	-	18.2	-	-	-	(0,1)

Nidec Aerospace, LLC	0.1	-	-	-	-	-	-	0.5	-

Total	3.6	397.4	139.7	315.9	145.9	16.9	76.2	(4.2)	3.9

Embraer S.A

Notes to the unaudited condensed consolidated interim financial statements

In millions of U.S. dollars, unless otherwise indicated.

	12.31.2024							06.30.2024

	Trade accounts receivable	Other assets *	Cash Equivalents	Contract assets	Customer and commercial financing	Other payables	Contract liabilities	Operating Results	Financial Results

Banco do Brasil S.A.	-	1.1	511.8	-	-	-	-	-	7.2

BNDES	-	-	-	-	463.8	-	-	-	(17.4)

Caixa Econômica Federal	-	-	-	-	-	-	-	-	-

Comando da Aeronáutica (Brazilian Air Force)	5.7	-	-	251.7	-	15.0	51.0	(12.3)	-

Embraer Prev - Soc. Previdência Complementar	-	-	-	-	-	-	-	(9.0)	-

Exército Brasileiro (Brazilian Army)	0.1	-	-	10.5	-	-	9.0	0.7	-

Marinha do Brasil (Brazilian Navy)	-	-	-	1.0	-	-	5.5	(1.5)	-

EZ Air Interior Limited	-	23.8	-	-	-	-	-	-	-

Brazilian government	-	87.1	-	-	-	-	-	-	1.3

Governo Brasileiro - Bonds (Brazilian government -Bonds)	-	66.5	-	-	-	-	-	-	0.5

Governo Brasileiro - Bonds (Brazilian government -Structured notes)	-	-	-	-	-	-	-	-	-

Nidec Aerospace, LLC	1.3	-	-	-	-	-	-	-	-

Total	7.1	178.5	511.8	263.2	463.8	15.0	65.5	(22.1)	(8.4)

(*) As of June 30, 2025, the amount comprises the balances presented in financial investments US$ 373.3 (2024: US$ 153.6) and in other assets US$ 24.1 (2024: US$ 24.9).

11.3	Remuneration of key management personnel

The remuneration of key management personnel comprises:

	06.30.2025	06.30.2024
Short-term benefits	3.5	4.2

Share-based payment	6.9	6.1

Total remuneration	10.4	10.3

12	PROPERTY, PLANT AND EQUIPMENT

Management did not identify any indications of impairment as of June 30, 2025.

Embraer S.A

Notes to the unaudited condensed consolidated interim financial statements

In millions of U.S. dollars, unless otherwise indicated.

	Land	Buildings and improvements	Installations	Machinery and equipment	Furniture and fixtures	Vehicles	Aircraft	Computers and peripherals	Tooling	Other assets	Spare part exchange pools	Construction in progress	Total
Cost
At December 31, 2024	9.5	683.2	92.2	852.8	41.2	11.9	21.4	108.4	646.2	19.1	840.8	124.2	3,450.9
Additions	-	0.3	-	30.6	0.7	0.1	-	1.8	4.8	-	31.6	53.3	123.2
Disposals	-	-	(0.1)	(9.0)	(0.3)	(0.2)	-	(0.2)	(0.2)	-	(10.4)	(8.7)	(29.1)
Reclassifications*	-	26.9	-	16.6	0.4	0.2	-	0.3	7.6	-	32.8	(52.0)	32.8
Translation adjustments	-	4.2	1.4	19.9	0.6	0.5	-	1.6	-	-	41.6	4.8	74.6

At June 30, 2025	9.5	714.6	93.5	910.9	42.6	12.5	21.4	111.9	658.4	19.1	936.4	121.6	3,652.4

Accumulated depreciation
At December 31, 2024	-	(235.1)	(41.1)	(421.5)	(29.7)	(8.7)	(4.7)	(94.7)	(428.4)	(19.1)	(226.6)	-	(1,509.6)
Depreciation	-	(10.4)	(1.1)	(15.3)	(0.7)	(0.3)	-	(2.4)	(10.7)	-	(9.8)	-	(50.7)
Disposals	-	-	0.1	0.7	0.1	0.1	-	0.2	0.2	-	3.1	-	4.5
Reclassifications*	-	-	-	-	-	-	-	-	-	-	0.1	-	0.1
Interest on capitalized assets	-	(0.6)	-	-	-	-	-	-	-	-	-	-	(0.6)
Translation adjustments	-	(1.8)	(0.4)	(7.7)	(0.5)	(0.4)	-	(1.5)	3.5	-	(14.6)	-	(23.4)

At June 30, 2025	-	(247.9)	(42.5)	(443.8)	(30.8)	(9.3)	(4.7)	(98.4)	(435.4)	(19.1)	(247.8)	-	(1,579.7)

Net
At December 31, 2024	9.5	448.1	51.1	431.3	11.5	3.2	16.7	13.7	217.8	-	614.2	124.2	1,941.3
At June 30, 2025	9.5	466.7	51.0	467.1	11.8	3.2	16.7	13.5	223.0	-	688.6	121.6	2,072.7

Embraer S.A

Notes to the unaudited condensed consolidated interim financial statements

In millions of U.S. dollars, unless otherwise indicated.

	Land	Buildings and improvements	Installations	Machinery and equipment	Furniture and fixtures	Vehicles	Aircraft	Computers and peripherals	Tooling	Other assets	Spare part exchange pools	Construction in progress	Total
Cost
At December 31, 2023	10.2	667.4	88.7	733.6	40.3	11.9	4.5	102.1	623.8	19.1	789.4	121.1	3,212.1
Additions	0.1	1.3	-	64.7	1.5	0.6	-	8.2	17.3	-	47.8	101.6	243.1
Disposals	(0.8)	-	-	(6.8)	(0.7)	(0.3)	-	(1.0)	(1.2)	-	(20.4)	-	(31.2)
Reclassifications*	-	17.1	4.0	66.0	0.5	-	16.9	0.5	6.3	-	36.4	(94.4)	53.3
Translation adjustments	-	(2.6)	(0.5)	(4.7)	(0.4)	(0.3)	-	(1.4)	-	-	(12.4)	(4.1)	(26.4)

At December 31, 2024	9.5	683.2	92.2	852.8	41.2	11.9	21.4	108.4	646.2	19.1	840.8	124.2	3,450.9

Accumulated depreciation
At December 31, 2023	-	(216.2)	(39.4)	(403.2)	(28.3)	(8.7)	(4.5)	(93.7)	(406.0)	(19.1)	(222.3)	-	(1,441.4)
Depreciation	-	(18.9)	(1.9)	(27.7)	(2.3)	(0.5)	(0.2)	(3.2)	(23.0)	-	(17.4)	-	(95.1)
Disposals	-	-	-	5.6	0.6	0.3	-	1.0	0.7	-	6.1	-	14.3
Interest on capitalized assets	-	(1.1)	-	-	-	-	-	-	-	-	-	-	(1.1)
Translation adjustments	-	1.1	0.2	3.8	0.3	0.2	-	1.2	(0.1)	-	7.0	-	13.7

At December 31, 2024	-	(235.1)	(41.1)	(421.5)	(29.7)	(8.7)	(4.7)	(94.7)	(428.4)	(19.1)	(226.6)	-	(1,509.6)

Net
At December 31, 2023	10.2	451.2	49.3	330.4	12.0	3.2	-	8.4	217.8	-	567.1	121.1	1,770.7
At December 31, 2024	9.5	448.1	51.1	431.3	11.5	3.2	16.7	13.7	217.8	-	614.2	124.2	1,941.3

(*) Non-cash transactions: reclassification between property plant and equipment and inventories.

Embraer S.A

Notes to the unaudited condensed consolidated interim financial statements

In millions of U.S. dollars, unless otherwise indicated.

13	INTANGIBLE ASSETS

Management did not identify any indications of impairment as of June 30, 2025.

	Internally developed						Acquired from third party
	Others
	Commercial	Executive	Defense & Security	Service & Support	EVTOL	Others	Software	Goodwill	Others	Total

Intangible cost

At December 31, 2024	1,361.8	1,663.6	183.1	39.1	154.7	14.2	291.8	19.2	8.3	3,735.8

Additions	17.0	29.4	7.8	0.2	73.0	1.4	2.5	-	-	131.3

Disposals	-	-	-	-	-	-	(0.2)	-	-	(0.2)

Interest on capitalized assets	-	-	-	-	2.5	-	-	-	-	2.5

Translation adjustments	-	-	3.8	-	-	1.6	1.0	2.2	-	8.6

At June 30, 2025	1,378.8	1,693.0	194.7	39.3	230.2	17.2	295.1	21.4	8.3	3,878.0

Accumulated amortization

At December 31, 2024	(158.8)	(740.2)	(56.7)	-	-	(5.9)	(269.0)	-	(2.3)	(1,232.9)

Amortization	(20.2)	(21.2)	(0.5)	-	-	(0.9)	(4.1)	-	(0.2)	(47.1)

Amortization of contribution from suppliers	6.4	4.3	-	-	-	-	-	-	-	10.7

Disposals	-	-	-	-	-	-	0.1	-	-	0.1

Interest on capitalized assets	-	(0.5)	-	-	-	-	-	-	-	(0.5)

Translation adjustments	-	-	(0.7)	-	-	(0.1)	(0.8)	-	0.1	(1.5)

At June 30, 2025	(172.6)	(757.6)	(57.9)	-	-	(6.9)	(273.8)	-	(2.4)	(1,271.2)

Intangible, net

At December 31, 2024	1,203.0	923.4	126.4	39.1	154.7	8.3	22.8	19.2	6.0	2,502.9

At June 30, 2025	1,206.2	935.4	136.8	39.3	230.2	10.3	21.3	21.4	5.9	2,606.8

(*) Non-cash transactions: reclassifications between intangible assets and inventories.

	Internally developed						Acquired from third party
	Others
	Commercial	Executive	Defense & Security	Service & Support	EVTOL	Others	Software	Goodwill	Others	Total

Intangible cost

At December 31, 2023	1,311.3	1,603.4	145.9	31.0	42.4	14.4	301.6	23.8	9.0	3,482.8

Additions	41.0	60.2	39.6	8.1	109.4	2.0	5.5	-	-	265.8

Reclassifications*	9.5	-	-	-	-	-	-	-	-	9.5

Disposals	-	-	(0.4)	-	-	-	(13.6)	-	(0.7)	(14.7)

Interest on capitalized assets	-	-	-	-	2.9	-	-	-	-	2.9

Translation adjustments	-	-	(2.0)	-	-	(2.2)	(1.7)	(4.6)	-	(10.5)

At December 31, 2024	1,361.8	1,663.6	183.1	39.1	154.7	14.2	291.8	19.2	8.3	3,735.8

Accumulated amortization

At December 31, 2023	(119.8)	(697.9)	(52.8)	-	-	(4.8)	(274.0)	-	(2.5)	(1,151.8)

Amortization	(57.7)	(52.4)	(4.5)	-	-	(1.4)	(8.8)	-	(0.7)	(125.5)

Amortization of contribution from suppliers	18.7	11.5	-	-	-	-	-	-	-	30.2

Disposals	-	-	-	-	-	-	12.5	-	0.7	13.2

Interest on capitalized assets	-	(1.4)	-	-	-	-	-	-	-	(1.4)

Translation adjustments	-	-	0.6	-	-	0.3	1.3	-	0.2	2.4

At December 31, 2024	(158.8)	(740.2)	(56.7)	-	-	(5.9)	(269.0)	-	(2.3)	(1,232.9)

Intangible, net

At December 31, 2023	1,191.5	905.5	93.1	31.0	42.4	9.6	27.6	23.8	6.5	2,331.0

At December 31, 2024	1,203.0	923.4	126.4	39.1	154.7	8.3	22.8	19.2	6.0	2,502.9

Embraer S.A

Notes to the unaudited condensed consolidated interim financial statements

In millions of U.S. dollars, unless otherwise indicated.

14	TRADE ACCOUNTS PAYABLE

	06.30.2025	12.31.2024

Foreign suppliers	564.2	492.5

Domestic suppliers	181.9	190.7

Risk partners	421.4	283.1

	1,167.5	966.3

15	TRADE ACCOUNTS PAYABLE – SUPPLIER FINANCE ARRANGEMENTS

The Company has domestic and foreign supplier finance arrangements with financial institutions under which its suppliers may choose to receive advance payment of their invoices. Advance payments to suppliers are made by the financial institutions.

These agreements do not alter the commercial conditions negotiated with suppliers, therefore, the Company reimburses these financial institutions for the amount and within the period initially agreed with the suppliers. The Company does not incur additional financial charges, nor does it provide any type of collateral or guarantee resulting from these agreements.

In 2025,the average payment term for invoices covered by these arrangements was 103 days (2024: 104 days).

Additional information is provided in the table below:

			06.30.2025	12.31.2024

Suppliers subject to supplier finance arrangement	(i	)	78.9	78.5

Suppliers that have received payment from the bank	(ii	)	50.6	43.3

			129.5	121.8

(i) These balances are presented as Trade accounts payable.

(ii) These balances are presented as Trade accounts payable – Supplier Finance Arrangements.

Embraer S.A

Notes to the unaudited condensed consolidated interim financial statements

In millions of U.S. dollars, unless otherwise indicated.

16	LOANS AND FINANCING

Purpose of the loan (Not reviewed)	Currency	Interest rate - %		Maturity	06.30.2025	12.31.2024

Property, plant and equipment

	US$	SIFMA		2025-35	19.7	20.0

Guaranteed Notes

	US$	5.40% p.a.		2027	-	533.2

	US$	6.95% p.a.		2028	338.2	491.9

	US$	7.00% p.a.		2030	762.5	761.7

	US$	5.98% p.a.		2035	657.3	-

Working capital

	R$	CDI + 2.60% p.a.		2026	3.8	3.3

	Euro	Euribor 12M + 1.31% p.a.		2025-26	0.8	1.2

	Euro	3.71% p.a. a 4.09% p.a.	(i)	2025-30	127.7	22.0

	US$	SOFR 6M + 0.50% p.a.		2025	5.1	10.7

	US$	SOFR 6M + 0.75% p.a.		2025-31	59.9	66.8

	US$	4.35% p.a. a 4.50% p.a.		2025-30	26.4	26.0

Export financing

	US$	5.92% p.a.		2026	-	30.5

	US$	5.49% p.a.		2027	-	372.7

Projects

	R$	4.55% p.a. a 7.53% p.a		2026-40	26.2	13.0

	R$	TR + 2.20% p.a.		2029-40	17.8	7.4

	R$	TR + 2.30% p.a.		2028-41	17.9	-

	US$	5.30% p.a. a 5.94% p.a.		2027-35	79.4	69.8

	US$	SOFR 3M + 3.90% p.a.		2028	50.0	50.0

	US$	5.69% p.a a 5.94% p.a.		2029-40	2.6	0.9

Others

	US$	10.50% p.a.		2028	10.0	10.0

Total					2,205.3	2,491.1

Current					121.8	113.8

Non-current					2,083.5	2,377.3

(i) In May 2025, OGMA – Indústria Aeronáutica de Portugal, S.A. raised funds of € 80 million (USD 94.2 million, €/USD 1.1769) and maturing in May 2030.

As of June 30, 2025, the maturity schedule for non-current loans and financing is as follows:

2026	8.0

2027	49.0

2028	390.6

Thereafter	1,635.9

2,083.5

16.1 Guarantees

As a guarantee for part of the Company’s financing, properties, improvements, machinery, equipment, and bank guarantees were offered in the total amount of US$ 163.7 (2024: US$ 705.1). For the financing of subsidiaries, guarantees were obtained in the form of financial guarantees and endorsement from Embraer, which totaled the amount of US$ 2,026.5 (2024: US$ 1,941.5).

16.2 Covenants

Certain loans and financing contracts are subject to non-financial covenants, including restrictions on the creation of new liens on assets, significant changes in the Company’s share control, significant disposal of assets and payment of dividends exceeding the minimum required by law in case of default on financings and in transactions with its subsidiaries.

Embraer S.A

Notes to the unaudited condensed consolidated interim financial statements

In millions of U.S. dollars, unless otherwise indicated.

As of June 30, 2025, the Company complied with these non-financial covenants related to its loans and financing.

17	SUPPLEMENTAL CASH FLOW INFORMATION

17.1 Reconciliation of debt with cash flows arising from financing activities

	Loans and financing	Lease liabilities	Total

At December 31, 2024	2,491.1	111.8	2,602.9

Proceeds	1,146.2	-	1,146.2

Payments	(1,437.4)	(12.0)	(1,449.4)

Cash flow from financing activities	(291.2)	(12.0)	(303.2)

Others

Interest payment	(76.6)	-	(76.6)

Interest expense	70.6	5.2	75.8
Exchange rate variation and conversion adjustments	11.4	(1.0)	10.4

Addition - Lease Liabilities	-	15.0	15.0

At June 30, 2025	2,205.3	119.0	2,324.3

Current	121.8	21.0

Non-current	2,083.5	98.0

Total	2,205.3	119.0

17.2 Transactions not affecting cash and cash equivalents

	06.30.2025	06.30.2024

Non-cash investing transactions

Additions to property, plant and equipment by transfer of aircraft inventories	32.8	25.2

Addition of fixed assets without monetary outflow (pool and parts)	21.3	-

Addition of fixed assets without monetary outflow	(17.3)	-

18	OTHER PAYABLES

	Nota	06.30.2025	12.31.2024

Share-based payment plans	22.1	258.7	156.5

Provisions related to payroll		167.7	123.6

Provision for employee profit sharing		44.2	72.3

Other accounts payable		45.6	55.7

Contractual obligations		36.1	33.1

Facility accounts payable		31.6	23.1

Non-controlling purchase options - EVE		20.0	20.0

Royalties to be paid to the Brazilian Air Force		16.9	15.0

Dividends payable		27.3	9.2

Accounts payable company acquisition		6.8	5.8

Insurance		5.4	2.5

Recourse and non-recourse debt		0.6	1.1

Commission payable		1.0	3.1
		661.9	521.0

Current		413.3	359.8

Non-current		248.6	161.2

Embraer S.A

Notes to the unaudited condensed consolidated interim financial statements

In millions of U.S. dollars, unless otherwise indicated.

19	TAXES AND PAYROLL CHARGES PAYABLE

	06.30.2025	12.31.2024

INSS (social security contribution)	28.3	22.9

IRRF (withholding tax)	7.8	11.9

Value added tax (“VAT”)	4.2	9.0

FGTS (government employee severance indemnity fund)	3.6	4.6

Taxes refinancing program	0.1	0.1

Service tax (“ISS”)	1.0	1.5

PIS and COFINS	0.5	0.9

IPI (manufacturing tax)	0.9	0.9

Social Security	1.0	0.6

Others	3.1	2.6

	50.5	55.0

Current	39.4	45.8

Non-current	11.1	9.2

20	INCOME TAXES

20.1 Deferred taxes

The components of deferred tax assets (“DTA”) and liabilities are shown below:

		06.30.2025	12.31.2024

Effect of differences in fixed asset		(79.0)	(71.1)

Other differences between basis: accounting x tax	(i)	0.3	(0.4)

Temporary differences	(ii)	274.9	228.2

Functional currency effect of the non monetary assets	(iii)	(370.4)	(559.0)

Derivatives / Hedge Accounting		(15.6)	2.4

Gains not realized		39.2	38.4

Tax loss carryforwards		34.4	85.2

Deferred tax assets (liabilities), net		(116.2)	(276.3)

Total deferred tax asset		168.8	174.0

Total deferred tax liability		(285.0)	(450.3)

(i) Refers to differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes, such as adjustments to contract revenues, leases and right of use, impairment, among others.

(ii) Temporary differences include non-deductible provisions, accelerated amortization of incentivized expenses with research and development, foreign exchange rate gains or losses included in income tax calculation in cash basis and other differences which will be included or excluded from the tax basis when realized for tax purposes.

(iii) The income tax and social contribution tax basis of Embraer are impacted by fluctuations in the exchange rate, since tax assets and liabilities are held in Brazilian Reais at their historical value and the accounting basis is in dollars (functional currency), as well as income tax expenses/revenues recorded in profit or loss. This item reflects the effect of these fluctuations.

The changes in deferred income taxes were as follows:

	At December 31, 2023	From the statement of income	Other comprehensive income	At December 31, 2024	From the statement of income	Other comprehensive income	At June 30, 2025

Effect of differences in fixed asset	(55.1)	(16.0)	-	(71.1)	(7.9)	-	(79.0)

Other differences between basis: accounting x tax	3.5	(0.6)	(3.3)	(0.4)	(4.6)	5.3	0.3

Temporary differences	165.9	62.3	-	228.2	46.7	-	274.9

Functional currency effect of the non-monetary assets	(316.5)	(242.5)	-	(559.0)	188.6	-	(370.4)

Derivatives / Hedge Accounting	1.1	(4.7)	6.0	2.4	(10.1)	(7.9)	(15.6)

Gains not realized	33.0	5.4	-	38.4	0.8	-	39.2

Tax loss carryforwards	1.1	84.1	-	85.2	(50.8)	-	34.4

	(167.0)	(112.0)	2.7	(276.3)	162.7	(2.6)	(116.2)

Embraer S.A

Notes to the unaudited condensed consolidated interim financial statements

In millions of U.S. dollars, unless otherwise indicated.

20.2 Unrecognized deferred tax assets

As of June 30, 2025, the Company did not recognize deferred tax assets totaling US$ 74.1.This amount includes US$ 0.1 related to temporary differences and US$ 74.0 associated with tax losses from subsidiaries for which there is no forecast of future taxable profits (2024: US$ 63.4, which comprised US$ 0.2 related to temporary differences and US$ 63.2 related to tax losses).

20.3 Reconciliation of income tax expense

			06.30.2025	06.30.2024

Income before income tax			23.0	144.4

Income tax and social contribution at the nominal Brazilian enacted tax rate - 34%			(7.9)	(49.1)

Tax on profits of overseas subsidiaries			132.7	-

Functional currency effect of the non-monetary assets			237.3	(222.3)

Research and development tax incentives			7.2	1.0

Interest on own capital			8.2	-

Currency effect of the result			(242.8)	229.3

Equity in the earnings of subsidiaries			(1.2)	(0.3)

Non-recognized DTA on tax losses carry-foward			18.3	(1.6)

Different tax rates in subsidiaries			(17.9)	36.0

Other difference between accounting and fiscal basis			(3.7)	(3.1)

Other permanent tax adjustments	(i	)	(4.2)	0.6

			133.9	39.6

Income tax and social contribution income (expense) benefit as reported			126.0	(9.5)

Current income tax and social contribution expense as reported			(36.7)	(29.6)

Deferred income tax and social contribution income (expense) benefit as reported			162.7	20.1

Effective rate			545.7%	(6.6)%

(i) Refers to permanent tax additions and exclusions, such as exclusions of Reintegra credits, subsidy to stimulate technological innovation (FINEP, art. 442 of RIR/18), as well as the exclusion of non-incidence of income and social contribution taxes on Selic update of undue tax debts.

20.4 Uncertainty over income tax treatments

The Company held certain discussions with Brazilian tax authorities over administrative and judicial matters related to uncertain treatments adopted when calculating income taxes.

Embraer is challenging a tax assessment that disallowed the offsetting of social contribution with income tax credits paid abroad. This case is in the Federal Regional Court of the 3rd Region, awaiting the ruling on Embraer’s appeal. For this case, a provision of US$ 3.7 was recognized (2024: US$ 3.2).

Except for the aforementioned legal proceedings, the Company, based on the assessment of its internal and external legal advisors, has concluded that the tax treatment of the discussions will likely be accepted by the tax authorities. Among these discussions, the main one refers to the taxation of profits earned by subsidiaries located abroad, in the context of Brazilian Provisional Measure 2,158-35 of 2001, in the amount of US$ 105.6 (2024: US$ 89.3).

20.5 Global Model Anti-Tax Base Erosion Rules (Pillar 2)

The Pillar 2 legislative framework proposed by the Organization for Economic Co-operation and Development (“OECD”) applies to multinational groups whose consolidated revenue is greater than, or equal to, 750 million euro in at least two of the last 4 years. This proposed legislation suggests that, if an entity in a consolidated group has an effective tax rate lower than 15%, additional taxation could be imposed on undertaxed profits.

For such rules to take effect, different countries around the world need to introduce them into their domestic legal systems.

The Company became subject to the global minimum tax by Pillar 2 tax legislation as of January 1, 2024, in France, Ireland, Spain, Switzerland, the Netherlands, and the United Kingdom and in Singapore as of January 1,

Embraer S.A

Notes to the unaudited condensed consolidated interim financial statements

In millions of U.S. dollars, unless otherwise indicated.

2025. Although Portugal has not yet adopted the rule into its domestic legal regulations, it is expected that the country will follow European Union Directive 2022/2523 and will also adopt the measures as of January 1, 2025. In October 2024, Brazil published Provisional Measure 1,262/2024, converted into Law 15,079/2024 and Normative Instruction 2,228/2024, which partially introduced Pillar 2 rules in the country, with effect scheduled for January 1, 2025.

Based on the analysis and estimates carried out to date by the Company with the assistance of external advisors, based on its operations in these jurisdictions, the Company has not recognized any impact on its current or deferred income tax position.

The Company continues to develop detailed analysis of the new rules introduced with the support of external consultants to identify potential impacts for the year 2025 onwards based on the guidelines published by the OECD, as well as by the countries in which the Company has a presence, as the submission of income tax returns for 2024 and compliance with ancillary obligations in jurisdictions that introduced Pillar 2 tax legislation as of January 1, 2024 will take place as of 2026.

21	PROVISIONS AND CONTINGENCIES

21.1 Provisions

	Note	12.31.2024	Additions	Payments	Reversals	Interest	Translation adjustments	06.30.2025

Product warranties		78.9	22.8	(22.0)	(13.7)	-	-	66.0

Post retirement benefits		34.4	-	-	-	2.0	4.4	40.8

Provisions for labor, taxes and civil	21.1.1	41.1	6.8	(2.8)	(6.1)	3.4	5.5	47.9

Taxes		28.8	4.3	(2.7)	-	-	4.1	34.5

Provision of third-party materials		44.4	1.1	(25.0)	-	-	-	20.5

Provision for contractual obligations		43.7	-	(0.1)	-	-	-	43.6

Others		22.6	12.7	(4.4)	(4.4)	-	1.7	28.2

		293.9	47.7	(57.0)	(24.2)	5.4	15.7	281.5

Current		90.2						94.3

Non-current		203.7						187.2

The amounts provisioned reflect the best estimate of the outflow of resources that is expected to occur

Embraer S.A

Notes to the unaudited condensed consolidated interim financial statements

In millions of U.S. dollars, unless otherwise indicated.

21.1.1	Labor, tax and civil claims

	Note	06.30.2025	12.31.2024

Tax related

PIS and COFINS		3.5	3.2

Social security contributions		1.9	1.6

Import taxes		0.7	0.6

IOF		3.9	3.3

Others		1.7	1.6

		11.7	10.3

Labor related

Reintegration		15.7	12.5

Collective labor rights		6.4	-

Overtime		5.3	4.7

Dangerousness		1.0	1.4

Insalubrity		4.0	8.3

Indemnity		3.0	2.6

Third parties		0.5	0.4

Others		0.1	0.8

		36.0	30.7

Civil related

Indemnity		0.2	0.1

		0.2	0.1

		47.9	41.1

Current		10.1	8.5

Non-current		37.8	32.6

21.2 Contingent liabilities

21.2.1 Tax processes

Contingent tax liabilities related to administrative and judicial proceedings whose probability of loss is considered possible are presented as follows:

	06.30.2025	12.31.2024

ISS	80.0	72.3

Social Security	66.7	56.6

PIS and COFINS	40.1	30.2

Others	15.0	13.4

Total	201.8	172.5

21.2.2 Labor processes

As of June 30, 2025, the Company has contingent liabilities related to several labor lawsuits totaling US$ 17.8 (2024: US$ 14.4).

21.2.3 Conviasa

The Company has a legal dispute with Consorcio Venezolano de Industrias Aeronáuticas y Servicios Aéreos (“Conviasa”), an airline controlled by the government of Venezuela, which alleges violation by Embraer of contractual obligations that were not complied with by Embraer to comply with US export control and sanctions regulations.

The amount in dispute is yet to be determined as Conviasa is still pending to produce evidence and proof of the alleged damages. The dispute is still at an early stage, and Management, based on its assessment and assisted by legal advisors, evaluated the outcome of this dispute as possible. The case was taken over by the Supreme Court of Justice of Venezuela, without any further action.

Embraer S.A

Notes to the unaudited condensed consolidated interim financial statements

In millions of U.S. dollars, unless otherwise indicated.

21.2.4 FCPA investigations and settlements

In October 2016, the Company entered into definitive agreements with the United States and Brazilian authorities for the resolution of criminal and civil violations of the United States (Foreign Corrupt Practices Act of 1977 or FCPA) and for the resolution of allegations regarding violations of certain Brazilian laws in four aircraft transactions outside Brazil between 2007 and 2011.

In February 2017, the Company entered into an Exoneration Agreement with the Mozambican authorities for collaboration with the investigations in that country and under which there are no financial obligations for Embraer. In July 2018, the Company and the Attorney General’s Office of the Dominican Republic entered into a collaboration agreement whereby the Company undertook to collaborate with the investigations in that country.

Several individuals and entities are defendants in a criminal case in India related to the sale by Embraer of three aircraft AEW EMB-145 to the Indian Defense Research & Development Organization. Such transaction has been investigated and its results have been the subject of the aforesaid settlement agreement between Embraer and the Brazilian and U.S. authorities in October 2016, related to civil and criminal violations of the Foreign Corrupt Practices Act or FCPA. The Directorate of Enforcement in India initiated a criminal case against Embraer and some of its subsidiaries, as well as other individuals and entities not related to Embraer. Embraer and its subsidiary ECC Investment Switzerland AG are parties to this criminal case, were served in November 2021 and are duly represented on the records.

The Company is not aware of other relevant cases involving Embraer and its subsidiaries other than mentioned above that relate to the scope of the agreements entered into with the United States and the Brazilian authorities in 2016.

As of June 30, 2025, the Company believes that there is no adequate basis for estimating provisions or quantifying possible contingencies related to other procedures and developments mentioned herein.

21.2.5 Civil Inquiry - Federal Public Prosecutor’s Office

The Federal Public Prosecutor’s Office opened a civil inquiry with the aim of investigating Embraer’s possible collaboration with the Brazilian dictatorial regime (1964 to 1985) during the period when Embraer was a state-owned company under the control of the Brazilian government.

Considering that the aforementioned investigation was established in February 2024 and is in its initial phase, there are insufficient elements for a reasonable assessment of the possible developments, the Company understands that, at this time, there is no adequate basis to estimate provisions or quantify possible contingencies related to the topic.

21.2.6 Litigation in Delaware

In March 2025, a shareholder derivative lawsuit was initiated by a minority shareholder of Eve Holding against Embraer Aircraft Holding, Inc. (“EAH”). The lawsuit is pending in the Court of Chancery of the State of Delaware, against EAH and the directors and officers of Eve Holding, alleging breach of fiduciary duty in relation to the private placement of common stock and warrants issued by Eve Holding in September 2024.

Considering that the case is in its initial phase, the Company understands that, at this time, there is no adequate basis to estimate provisions or quantify possible contingencies.

22	SHARE-BASED PAYMENT

In this Note, the values relating to the share prices are presented in units of US$

22.1 Cash-settled share-based payment transactions

As of June 30, 2025, these transactions and the corresponding labor charges totaled US$ 258.7(2024: US$ 156.5), as per Note 18.

The movements that occurred in the six-month period ended June 30, 2025 in the share-based payment were:

Approval of a new program that includes 1,042,952 options granted. This plan will be liquidated in cash in 2028 and the share price on the grant date is US$ 10.82.

Embraer S.A

Notes to the unaudited condensed consolidated interim financial statements

In millions of U.S. dollars, unless otherwise indicated.

Total liquidation of the plan granted in 2020. The settlement was carried out through the delivery of cash corresponding to 169,344 shares measured at US$ 12.52 each.

Full liquidation of the plan granted in 2022. The settlement was carried out through the delivery of cash corresponding to 2,005,918 shares measured at US$ 12.52 each.

Advances made for the plan granted in February/2024, in the amount of US$ 3,094.0.

22.2 Equity-settled share-based payment transactions

These share-based payment arrangements were granted by EVE, a consolidated subsidiary, and therefore do not impact the calculation of the group’s earnings per share (EPS), as the related instruments are not dilutive at the parent company level.

As of June 30, 2025, the number of shares granted without market conditions is 2,444,165 (2024: 1,972,220), with an average price on the grant date of US$ 5.82 (2024: US$7.30) an average remaining term of 1.6 years (2024: 2,3 years). On the same date, the number of shares granted with market conditions is 513,577 (2024: 526,830), with an average price on the grant date of US$ 12,53 (2024: US$12,53) an average remaining term of 2.3 years (2024: 2,8 years).

The amount recognized in equity is US$ 14.5 (2024: US$ 11.9).

23	FINANCIAL INSTRUMENTS

23.1 Accounting classification and fair value of financial instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an unforced transaction between market participants on the measurement date, in the principal market or, in its absence, in the most advantageous market to which the Company has access on this date.

The fair value of the Company’s financial assets and liabilities was determined using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to generate estimates of fair values. Consequently, the estimates presented below are not necessarily indicative of the amounts that might be realized in the current market exchange. The use of different assumptions and/or methodologies could have a material effect on the estimated realizable values.

The methods below were used to estimate the fair value of other class of financial instruments for which fair value is adopted:

Cash and cash equivalents: Amortized cost.

Financial investments: discounted cash flow and market multiple.

Derivative financial instruments and warrants: see Note 6.

Customer financing: discounted cash flow.

Loans and financing: The fair value of bonds is the unit price on the last trading day at the end of the reporting period multiplied by the quantity issued.

For other loans and financing, fair value is based on the amount of contractual cash flows and the discount rate used is based on the rate for contracting a new transaction in similar conditions or in the lack thereof, on the future curve for the flow of each obligation.

When measuring the fair value of a financial instrument, the Company uses observable market data as much as possible. Fair values are classified into different levels in a hierarchy based on the inputs used in valuation techniques, being:

Level 1: quoted prices (unadjusted) in active markets for identical assets and liabilities that the Company may have access to on the measurement date.

Level 2: information, other than quoted prices included in Level 1, that is observable by the market for the asset or liability directly (prices) or indirectly (derived from prices).

Level 3: inputs, for the asset or liability, that are not based on market observable data.

There were no transfers between levels in six month ended on June 30, 2025 and 2024.

Embraer S.A

Notes to the unaudited condensed consolidated interim financial statements

In millions of U.S. dollars, unless otherwise indicated.

The following tables show the carrying amount and fair values of financial instruments, including their levels in the fair value hierarchy. It does not include fair value information for financial instruments not measured at fair value if the carrying amount is a reasonable approximation of fair value:

06.30.2025		Financial Instruments at amortized cost
	Note	Amortized Cost	Fair value	FVPL	FVOCI	Total	Level 1	Level 2	Level 3	Total fair value

Assets

Cash and cash equivalents	3	651.3	-	-	2.7	654.0	-	2.7	-	2.7

Financial investments	4			-

Public securities		66.5	-	-	-	66.5	-	-	-	-

Private securities		76.6	-	5.2	-	81.8	-	5.2	-	5.2

Structure note		-	-	233.8	-	233.8	-	233.8	-	233.8

Investment funds		-	-	26.7	104.3	131.0	-	131.0	-	131.0

Fixed-term deposit		339.1	-	-	-	339.1	-	-	-	-

Others		-	-	99.1	-	99.1	-	-	99.1	99.1

Trade accounts receivable, net	5	358.4	-	-	-	358.4	-	-	-	-

Derivative financial instruments	6	-	-	42.9	3.2	46.1	-	46.1	-	46.1

Other assets		114.1	-	-	-	114.1	-	-	-	-

Customer and commercial financing	7	24.0	-	-	-	24.0	-	-	-	-

		1,630.0	-	407.7	110.2	2,147.9	-	418.8	99.1	517.9

Liabilities

Loans and financing	16	2,205.3	2,321.9	-	-	2,205.3	1,864.4	457.6	-	2,321.9

Trade accounts payable	14	1,167.5	-	-	-	1,167.5	-	-	-	-

Trade accounts payable supplier finance	15	50.6	-	-	-	50.6	-	-	-	-

Other payables		131.2	-	-	-	131.2	-	-	-	-

Derivative financial instruments	6	-	-	121.7	3.6	125.4	7.6	117.8	-	125.4

		3,554.6	2,321.9	121.7	3.6	3,680.0	1,872.0	575.4	-	2,447.3

12.31.2024		Financial Instruments at amortized cost
	Note	Amortized Cost	Fair value	FVPL	FVOCI	Total	Level 1	Level 2	Level 3	Total fair value

Assets

Cash and cash equivalents	3	1,561.9	-	-	1.1	1,563.0	-	1.1	-	1.1

Financial investments	4			-

Public securities		66.5	-	-	-	66.5	-	-	-	-

Private securities		76.5	-	23.4	-	99.9	-	23.4	-	23.4

Structure note		-	-	133.2	-	133.2	-	133.2	-	133.2

Investment funds		-	-	21.9	103.2	125.2	-	125.2	-	125.2

Fixed-term deposit		468.2	-	-	-	468.2	-	-	-	-

Others		-	-	95.0	-	95.0	-	-	95.0	95.0

Trade accounts receivable, net	5	322.8	-	-	-	322.8	-	-	-	-

Derivative financial instruments	6	-	-	13.2	-	13.2	-	13.2	-	13.2

Other assets		109.9	-	-	-	109.9	-	-	-	-

Customer and commercial financing	7	32.3	-	0.1	-	32.4	-	-	0.1	0.1

		2,638.1	-	286.8	104.3	3,029.3	-	296.1	95.1	391.2

Liabilities

Loans and financing	16	2,491.1	2,566.1	-	-	2,491.1	1,835.5	730.6	-	2,566.1

Trade accounts payable	14	966.3	-	-	-	966.3	-	-	-	-

Trade accounts payable supplier finance	15	43.3	-	-	-	43.3	-	-	-	-

Other payables		125.3	-	-	-	125.3	-	-	-	-

Derivative financial instruments	6	-	-	86.2	17.6	103.8	4.0	99.8	-	103.8

		3,626.0	2,566.1	86.2	17.6	3,729.8	1,839.5	830.4	-	2,669.9

Below, the reconciliation of the opening balances with the ending balances of Level 3 fair value measurements:

Embraer S.A

Notes to the unaudited condensed consolidated interim financial statements

In millions of U.S. dollars, unless otherwise indicated.

	Assets	Liabilities
At 12.31.2023	109.6	15.1

Reversal	-	(16.8)

Exchange variation	-	(3.3)

Fair value adjustment	(14.5)	5.0

At 12.31.2024	95.1	-

Fair value adjustment	4.0	-

At 06.30.2025	99.1	-

The inputs used in the valuation techniques to measure the fair value of Republic Airways’ shares (Note 4) and customer financing (Note 7) were classified as Level 3.

The significant unobservable inputs used in measuring the fair value of customer financing are the subscription price of the shares to be issued by the counterparty and the discount rate, which is composed of the risk-free rate and credit risk for the period of the transaction.

The market comparison technique (market approach) was used to measure the fair value of Republic Airways’ shares. This valuation model considers the average market multiple Enterprise Value / Earnings Before Interest, Taxes, Depreciation, and Amortization (“EV / EBITDA”) of companies comparable to Republic Airways.

In the measurement of Republic Airways’ enterprise value Earnings Before Financial Results, Taxes, Depreciation, and Amortization (Adjusted EBITDA) was adopted. The estimate is adjusted for Republic Airways’ net debt and the effect of not actively trading the shares.

The significant unobservable inputs are:

Average market multiple.

Discount for lack of marketability.

If the possibly reasonable changes indicated below were considered in the significant unobservable inputs and the other inputs were held constant, the fair value of Republic Airways’ shares would be:

June 30, 2025	Increase	Probable scenario	Decrease
Growth rate (6% change)	94.9	93.4	91.9

Discount rate (1% change)	95.8	93.4	91.1

23.1.1 Financial risk management policy

The Company has and follows a risk management policy, which involves the diversification of transactions and counterparties, with the objective of identifying the risks related to financial transactions, as well as the operational directives related to these financial transactions. The policy provides for regular monitoring and management of the nature and general situation of the financial risks to assess the results and the financial impact on cash flows. The credit limits and risk rating of the counterparties are also reviewed periodically.

The Company’s risk management policy is part of the financial management policy established by the Executive Directors and approved by the Board of Directors and provides for monitoring by a Financial Management Committee. Under this policy, the market risks are mitigated when there are no offsetting elements in the Company’s operations and when it is considered necessary to support the corporate strategy. The Company’s internal control procedures provide for consolidated monitoring and supervision of the financial results and of the impact on cash flows.

The Financial Management Committee assists the Financial Department in examining and reviewing information in relation to the economic scenario and its potential impact on the Company’s operations, including significant risk management policies, procedures, and practices.

The financial risk management policy includes the use of derivative financial instruments to mitigate the effects of interest rate fluctuations and to reduce the exposure to exchange rate risk. The use of these instruments for speculative purposes is forbidden.

23.1.2 Capital management

The Company uses capital management to ensure the continuity of its investment program and offer a return to its shareholders and benefits to its stakeholders and maintain an optimized capital structure to reduce costs.

Embraer S.A

Notes to the unaudited condensed consolidated interim financial statements

In millions of U.S. dollars, unless otherwise indicated.

The Company may review its dividends payment policy, pay back capital to the shareholders, issue new shares or sell assets to maintain or adjust its capital structure (to reduce indebtedness, for instance).

Liquidity and the leverage level are monitored to mitigate refinancing risk and to maximize the return to the shareholders. The ratio between the liquidity and the return to the shareholders may be changed pursuant to the assessment of the Board of Directors.

23.1.3 Credit risk

Credit risk is the risk of a counterparty to a transaction not meeting an obligation established in a financial instrument, or in the negotiation of sales to customers, leading to a financial loss. The Company is exposed to credit risk in its operational activities, cash held in banks and other investments in financial instruments held in financial institutions.

Cash and cash equivalents and financial investments

The credit risk of cash and cash equivalents and financial investments which is managed by the Financial Department is in accordance with the risk management policy. The credit limit of counterparties is reviewed daily in order to not to exceed the limits established mitigating possible losses generated by the bankruptcy of a counterparty, as well as transactions are carried out with counterparties with investment grade by risk rating agencies (Fitch, Moody’s e Standard and Poor’s). The Financial Management Committee assists the Financial Department in examining and reviewing operations with counterparties.

Trade accounts receivable and contract assets with customers

The Company may incur losses on accounts receivable arising from invoicing of spare parts and services to customers. To reduce the credit risk associated with installment sales, the respective credit risk analysis is carried out which considers qualitative aspects, which include the experience of past transactions and quantitative aspects, when applicable, based on financial information. Any increased risk and/ or late payment by the customer may impact the continuity of the supply of parts and services, which may make it impossible for the aircraft to operate.

The Company applies the simplified approach to measure the expected credit losses in relation to accounts receivable from customers that do not have a significant financing component (Note 5). Using the provision matrix technique, appropriate groupings of accounts receivable are performed in categories of shared credit risk characteristics, for a given period, to determine historical loss rates and consider prospective macroeconomic factors, aiming to adjust historical rates to reflect relevant future economic conditions.

The calculation of loss rates by grouping of accounts receivable is performed according to the aging of receipts, so that this factor increases gradually as the security remains in default in the portfolio. The Company’s trade accounts receivable are comprised predominantly of receivables from the Services & Support segment, which relate to selling spare parts and services rendered to the Company’s customer portfolio. Given this context, the provision matrix and the corresponding loss rates were determined by subgroups within the Services & Support segment as follows:

	Expected credit losses rate
	Commercial Aviation	Executive Aviation	Defense & Security	OGMA	Others

Not due	0.35%	0.14%	0.20%	0.55%	1.16%

Up to 90 days	0.65%	0.33%	0.83%	1.64%	2.60%

From 91 to 180 days	21.57%	9.14%	14.35%	11.22%	7.65%

More than 180 days	42.36%	23.09%	21.78%	20.49%	30.95%

On June 30, 2025, a significant increase in the credit risk associated with a client was detected, so that the Company applied 100% loss rate on the exposure of such counterparty.

Based on the credit loss rates determined above, expected losses were calculated as shown below:

Embraer S.A

Notes to the unaudited condensed consolidated interim financial statements

In millions of U.S. dollars, unless otherwise indicated.

		Past due
	Not due	Up to 90 days	From 91 to 180 days	Over 180 days	Expected credit losses	Total

At June 30, 2025

Commercial Aviation	218.7	6.2	3.4	2.6	(8.2)	222.7

Defense & Security	19.9	2.5	2.4	7.7	(2.0)	30.5

Executive Aviation	46.3	7.0	0.5	0.3	(0.9)	53.2

OGMA	29.2	2.0	0.4	5.3	(1.3)	35.6

Others	13.2	3.2	0.6	0.1	(0.7)	16.4

Total accounts receivable	327.3	20.9	7.3	16.0	(13.1)	358.4

At December 31, 2024

Commercial Aviation	176.2	9.8	9.9	5.6	(9.1)	192.4

Defense & Security	14.0	0.3	2.2	12.0	(0.5)	28.0

Executive Aviation	45.8	5.7	0.5	0.1	(1.6)	50.5

OGMA	23.9	4.9	2.3	3.2	(0.5)	33.8

Others	14.6	3.5	0.4	0.3	(0.7)	18.1

Total accounts receivable	274.5	24.2	15.3	21.2	(12.4)	322.8

On June 30, 2025, the increase in overdue amounts is associated with a certain customer who did not meet the agreed payment deadlines. However, this default did not have a significant impact on expected credit loss because the Company, by contractual force, can offset any losses incurred with the guarantees offered by the customer.

For contract assets, customers’ economic data is incorporated into the analysis of the expected credit loss, which includes the ratings evaluated by the main credit agencies, in order to assertively capture the forward-looking factors that may impact the receivables portfolio. As of June 30, 2025, the expected credit loss factor applied to these customers was 4.16% (2024:4.69%).

Trade accounts receivable and contract assets are written off when there is no reasonable expectation of recovery. Indications that there is no reasonable expectation of recovery include the debtor’s inability to participate in a debt renegotiation plan or all possible legal remedies have been exhausted, among others.

The general approach is applied to measure the expected credit loss on receivables recognized as customer financing (Note 7). The expected credit loss is estimated based on the full term of the contracts, considering the probability of loss and the counterparty’s credit risk, assessed contract by contract and updated at each reporting date. The fair value of the contractual guarantees is considered as coverage and reduction of the risk assumed, either partially or fully, which considers the probability of default, loss given default, and exposure at default over the contractual term, as detailed in Note 23.1.3.

23.1.4 Liquidity risk

This is the risk of the Company not having enough funds to honor its financial commitments as a result of a mismatch of terms or volumes of estimated receipts and payments. Projections and assumptions are established to manage the liquidity of cash in US$ and R$, in accordance with the financial management policy, based on contracts for future disbursements and receipts, and monitored periodically by the Company.

As described in Note 15, the Company has supplier finance arrangements that are characterized by financial institutions offering to pay the amounts that the Company owes to its suppliers and the Company agrees to pay, according to the terms and conditions of the arrangements, on the same date that the suppliers are paid or on a later date. These arrangements allow the Company to centralize payments of trade accounts payable to financiers instead of paying each supplier individually. Management does not consider that supplier finance arrangements result in excessive concentration of liquidity risk.

Exposure to liquidity risk

The following are the remaining contractual maturities of financial liabilities at the reporting date. The amounts are gross and undiscounted and include contractual interest payments.

For financial liabilities indexed to fixed rates, interest expenses were calculated based on the interest rate established in each contract. For financial liabilities indexed to floating rates, interest expenses were calculated based on the market forecast for each period.

Embraer S.A

Notes to the unaudited condensed consolidated interim financial statements

In millions of U.S. dollars, unless otherwise indicated.

	Book value	Total	Less than one year	One to three years	Three to five years	More than five years

As of June 30, 2025

Loans and financing	2,205.3	3,040.4	209.4	766.0	1,110.9	954.1

Trade accounts payable	1,167.5	1,167.5	1,167.5	-	-	-

Trade accounts payable supplier finance	50.6	50.6	50.6	-	-	-

Lease liabilities	119.0	118.9	21.0	38.8	26.3	32.8

Other payables	131.2	131.2	103.2	24.9	0.5	2.6

Derivative financial instruments	125.4	125.4	3.6	121.5	-	0.3

Total	3,799.0	4,634.0	1,555.3	951.2	1,137.7	989.8

Line of credit available

In February 2024, the Company contracted a financing line with BNDES in the amount of US$ 91.6 million maturing in March 2040, when used, it will be remunerated at 2.20% p.a. above the TR (Reference Rate) and 1.10% p.a. + TFBD (BNDES Fixed Rate in US$) published by BNDES. As of June 30, 2025, US$ 20.5 million from this credit line had already been disbursed. This amount is presented as loans and financing (Note 16).

In addition, the Company has a revolving credit line in the amount of US$ 1 billion maturing in August 2029. This revolving credit line, negotiated with 17 international financial institutions, when used, will be remunerated at SOFR + variable from 0.95% p.a. to 1.70% p.a., depending on the Company’s corporate rating. As of June 30, 2025, no amounts have been drawn under this line of credit.

23.1.5 Market risk

Market risk is the risk that changes in market prices, such as interest rates and exchange rates, will affect the Company’s earnings or the value of its financial instruments. The Company uses derivatives to manage market risks (Note 6).

Interest rate risk

This risk arises from the possibility of the Company incurring losses on the fluctuation of floating interest rates, which might increase financial expenses, and/or decrease financial income, as well as negatively impacting the fair value of financial assets measured at fair value. The financial instruments subject to interest rate risk are:

Cash equivalents and financial investments: the Company’s policy for managing the risk of fluctuations in interest rates on financial investments is to maintain a system to measure market risk, which consists of an aggregate analysis of a variety of risk factors that might affect the return of those investments.

Loans and financing: the Company monitors financial markets with the purpose of evaluating hedge structures (derivative instruments) in compliance with the financial and risk management policy to protect its exposure risks of volatility in foreign currency and interest rates.

As of June 30, 2025, the Company’s cash equivalents, financial investments and loans and financing were indexed as follows:

	Pre-fixed		Post-fixed		Total
	Amount	%	Amount	%	Amount	%

Cash, cash equivalents and financial investments	1,493.2	93.02%	112.1	6.98%	1,605.3	100.00%

Loans and financing	2,030.2	92.06%	175.1	7.94%	2,205.3	100.00%

Embraer S.A

Notes to the unaudited condensed consolidated interim financial statements

In millions of U.S. dollars, unless otherwise indicated.

	No effect of derivatives		Effect of derivatives
	Amount	%	Amount	%

Cash equivalents and financial investments	112.1	100.00%	112.1	100.00%

. CDI	112.1	100.00%	112.1	100.00%

Loans and financing	175.1	100.00%	175.1	100.00%

. CDI	3.8	2.17%	3.8	2.17%

. SIFMA	19.7	11.24%	19.7	11.24%

. EURIBOR	0.8	0.46%	0.8	0.46%

. SOFR	115.0	65.71%	123.5	70.52%

. TR	35.7	20.41%	27.3	15.60%

This table presents the breakdown of financial instruments indexed to post-fixed rates and the impact of derivative instruments. While most instruments are not affected by derivatives, the disclosure highlights the specific case where a derivative modifies a loan originally indexed to TR, converting it to SOFR and changing the currency from BRL to USD and supports the reconciliation of financial risk exposures.

Foreign exchange rate risk

The Company’s operations most exposed to foreign exchange gains/losses are those denominated in R$ (mainly labor costs, tax issues, trade accounts payable and financial investments) as well as investments in subsidiaries in currencies other than the US$.

The Company policy for protection against foreign exchange risks is mainly based on seeking to maintain a balance between assets and liabilities indexed in each currency and management of foreign currency purchases and sales to ensure that, on the realization of the transactions contracted, this natural hedge will occur.

This policy minimizes the effect of exchange rate changes on assets and liabilities already contracted but does not protect against the risk of fluctuations in future results due to appreciation or depreciation of the real or other currencies that can, when measured in dollars, result in an increase or reduction in the portion of costs denominated in reais or other currencies.

The Company, in certain market conditions, may decide to protect possible future mismatches of expenses or revenues in other currencies to minimize the impact of exchange rate variations on results. To minimize the exchange rate risk on financial instruments denominated in currencies other than the functional currency, the Company may contract transactions with derivative instruments.

Below are the amounts of financial instruments denominated by currency:

	06.30.2025	12.31.2024
Accounts payable
Brazilian Reais	13.9	15.0
U.S. dollar	108.6	104.7
Euro	8.1	5.3
Other currencies	0.6	0.3

	131.2	125.3
Loans and financing
Brazilian Reais	65.8	23.7
U.S. dollar	2,011.0	2,444.2
Euro	128.5	23.2

	2,205.3	2,491.1

Trade accounts payable
Brazilian Reais	106.5	116.2
U.S. dollar	1,015.2	812.9
Euro	38.6	30.7
Other currencies	7.2	6.5

	1,167.5	966.3

Trade accounts payable supplier finance
Brazilian Reais	20.7	20.4
U.S. dollar	29.9	22.9

	50.6	43.3

Derivative financial instruments
Brazilian Reais	0.3	17.8
U.S. dollar	121.5	86.0
Euro	3.6	-

	125.4	103.8

Total (1)	3,680.0	3,729.8

Cash and cash equivalents and financial investments
Brazilian Reais	123.4	105.2
U.S. dollar	1,239.6	2,435.2
Euro	238.1	4.3
Other currencies	4.2	6.4

	1,605.3	2,551

Trade accounts receivable:

Embraer S.A

Notes to the unaudited condensed consolidated interim financial statements

In millions of U.S. dollars, unless otherwise indicated.

Brazilian Reais	22.2	29.3

U.S. dollar	300.7	270.2

Euro	25.2	15.7

Other currencies	10.2	7.6

	358.3	322.8

Customer and commercial financing:

Brazilian Reais	18.9	18.9

U.S. dollar	5.1	13.5

	24.0	32.4

Other assets:

Brazilian Reais	26.0	22.7

U.S. dollar	82.0	81.6

Euro	5.8	5.3

Other currencies	0.3	0.3

	114.1	109.9

Derivative financial instruments

Brazilian Reais	46.1	10.7

Euro	-	2.5

	46.1	13.2

Total (2)	2,147.8	3,029.4

Net exposure (1 - 2):

Brazilian Reais	(29.4)	6.3

U.S. dollar	1,658.8	670.2

Euro	(90.3)	31.4

Other currencies	(6.9)	(7.5)

24	EARNINGS PER SHARE

The basic and diluted earnings per share is calculated by dividing the net income for the period attributable to the Company’s shareholders by the average number of common shares outstanding during the period, excluding common shares acquired by the Company and held as treasury shares.

			Six months ended 30 June
			2025	2024

Profit attributable to owners of Embraer			151.9	128.1

Weighted average number of shares (in thousands)	(i	)	734,019,914	734,632,806

Basic and diluted earnings per share - U.S. dollars	(ii	)	0.21	0.17

Embraer S.A

Notes to the unaudited condensed consolidated interim financial statements

In millions of U.S. dollars, unless otherwise indicated.

(i) The change in the weighted average number of outstanding shares is due to the repurchase of 1,066,667 shares (B3: EMBR3) in the amount of US$ 14.5, including transaction costs, which occurred in March 2025. Thus, in June 2025, Embraer held 6,898,905 in treasury (2024: 5,832,238) common shares issued by the company, measured at historical cost of US$ 31.0 (2024: US$ 14.1).

(ii) In the six month periods ended June 30, 2025 and 2024, the Company does not have potentially dilutive common shares.

25	REVENUE FROM CONTRACTS WITH CUSTOMERS

25.1 Revenue disaggregation by category and geographic region

Six months ended 30 June, 2025

	North America	Europe	Asia Pacific	Latin America, except Brazil	Brazil	Others	Total

Aircraft	1,115.3	297.5	35.9	51.5	144.0	11.2	1,655.4
Spare Parts	129.8	59.0	19.6	2.8	28.4	10.5	250.1
Service	348.0	163.4	48.7	16.0	44.9	31.3	652.3
Aircraft/Development (Defense BU)	-	252.7	32.0	0.5	51.7	-	336.9
Others	-	10.5	14.8	0.1	1.4	0.7	27.5

Total	1,593.1	783.1	151.0	70.9	270.4	53.7	2,922.2

Six months ended 30 June, 2024

	North America	Europe	Asia Pacific	Latin America, except Brazil	Brazil	Others	Total

Aircraft	930.3	196.3	35.7	90.4	63.2	27.7	1,343.6

Spare Parts	120.6	51.0	15.6	2.3	16.0	13.9	219.4

Service	266.6	142.7	52.2	26.5	56.3	29.4	573.7

Aircraft/Development (Defense BU)	-	110.0	38.4	-	81.3	-	229.7
Others	1.7	8.3	-	-	14.4	-	24.4

Total	1,319.2	508.3	141.9	119.2	231.2	71.0	2,390.8

25.2 Contract assets and liabilities

	06.30.2025	12.31.2024

Contract Assets - Third Parties	471.1	360.9

Contract assets - Related parties	315.8	263.2

Contract assets	786.9	624.1

Current	786.9	622.7

Non-current	-	1.4

Contract assets – US$ 87.2 included in the contract assets as of December 31, 2024, were collected in the six month period ended on June 30, 2025.

In the six month period ended on June 30, 2025, the expected credit loss recognized on contract assets amounts was to US$ 5.6 (2024: US$ 4.2).

	06.30.2025	12.31.2024

Advances from customers - Aircraft and Defense long-term contracts	3,060.4	2,999.4

Advances from customers - Related parties	76.1	65.5

Deferred revenue with multiple elements	180.2	219.7

Contract liabilities	3,316.7	3,284.6

Current	2,733.6	2,563.4

Non-current	583.1	721.2

Contract liabilities – Out of the total balances of contract liabilities as of December 31, 2024, US$ 1,315.7 were recognized as revenues in the six month period ended on June 30, 2025.

Embraer S.A

Notes to the unaudited condensed consolidated interim financial statements

In millions of U.S. dollars, unless otherwise indicated.

25.3 Performance obligations

The Company has a portfolio of firm orders (“backlog”), which includes performance obligations that are either unsatisfied or partially satisfied.

As of June 30, 2025, the amount of revenue allocated to performance obligations not yet satisfied (or partially satisfied) was US$ 29.7 billion, and US$ 26.3 billion as of December 31, 2024.

From the amount as of June 30, 2025, US$ 26.1 billion is expected to be satisfied within the next five years and as of December 31, 2024, US$ 23.3 billion, according to the Company’s estimates.

26	EXPENSES BY NATURE

		Six months ended 30 June

		2025	2024

As presented in the statements of profit or loss:

Cost of sales and services		(2,380.2)	(1,982.1)

Administrative		(101.9)	(97.1)

Selling		(159.9)	(152.9)

		(2,642.0)	(2,232.1)

Expenses by nature:

General manufacturing costs	(i)	(2,026.2)	(1,808.7)

Depreciation		(62.8)	(47.6)

Amortization		(47.4)	(44.8)

Personnel expenses		(139.7)	(229.7)

Marketing and sales expenses		(38.9)	(36.9)

Services rendered by third parties		(41.0)	(39.3)

Miscellaneous	(ii)	(286.0)	(25.1)

		(2,642.0)	(2,232.1)

(i) Refers to costs of materials and general manufacturing expenses and provision service.

(ii) Refers mainly to expenses related to insurance, taxes and fees.

Embraer S.A

Notes to the unaudited condensed consolidated interim financial statements

In millions of U.S. dollars, unless otherwise indicated.

27	OTHER INCOME AND OTHER EXPENSES

	Six months ended 30 June

	2025	2024

Other income:

Revenue from contractual fines	16.1	12.0

Reimbursement of expenses	3.2	2.4

Tax credits	2.1	40.2

Royalties	14.0	9.9

Reversal for contingencies	-	8.5

Other sales	8.9	4.6

Taxes on other revenues	(7.0)	(5.6)

Others	4.4	3.6

	41.7	75.6

Other expense:

Corporate projects	(22.4)	(34.9)

Expenses system project	(9.5)	(7.5)

Flight safety standards	(2.9)	(3.0)

Aircraft maintenance and flights costs—fleet	(3.3)	(2.8)

Taxes on other sales	(1.4)	(2.9)

Training and development	(2.7)	(2.0)

Environmental provision	(1.2)	(1.7)

Provision for contingencies	(3.7)	(1.6)

Tax fines	-	(1.3)

Product modification	(1.3)	(0.9)

Royalties	(2.0)	(0.8)

Others	(5.0)	(19.2)

	(55.4)	(78.6)

Embraer S.A

Notes to the unaudited condensed consolidated interim financial statements

In millions of U.S. dollars, unless otherwise indicated.

28	FINANCIAL RESULT

	Six months ended 30 June

	2025	2024

Financial income:

Warrants: adjustment to fair value	-	59.2

Interest on cash and cash equivalents and financial investments	46.7	53.6

Interest on receivables	8.9	31.7

Taxes over financial revenue	(1.2)	(2.7)

Derivative financial instruments	54.6	41.4

Adjustment to fair value of Financing to customers	-	0.7

Others	7.4	0.7

Total financial income	116.4	184.6

Financial expenses:

Interest on loans and financing	(85.5)	(92.8)

Other interest and banking operations	(10.4)	(10.0)

Interest on taxes, social charges and contributions	(3.5)	(0.3)

Warrants: adjustment to fair value (i)	(35.4)	-

Fair value adjustment of customer financing	(19.6)	-

IOF - (tax on financial transactions)	(0.8)	(0.6)

Long-term incentives - phantom shares (ii)	(121.4)	(43.8)

Financial restructuring costs	-	(0.1)

Others	(18.9)	(13.4)

Total financial expenses	(295.5)	(161.0)

(i) Eve Holding (NYSE:EVEX) issues call options that grant holders the right but not the obligation to acquire their shares. Changes in the fair value of these options are directly recognized in Eve Holding’s financial results and consequently consolidated by the Company, Embraer S.A., in its results.

(ii) Expenses related to our phantom shares program, which was affected by the appreciation of Embraer’s common shares.

Embraer S.A

Notes to the unaudited condensed consolidated interim financial statements

In millions of U.S. dollars, unless otherwise indicated.

29	FOREIGN EXCHANGE, NET

	Six months ended 30 June
	2025	2024
Cash and cash equivalents and financial investments	(0.8)	(2.5)

Tax credits	20.3	(20.3)

Trade accounts receivable and contract assets	2.5	(28.7)

Others assets	10.7	(3.5)

Loans and financing	(3.9)	2.0

Contract liabilities	0.1	(0.2)

Provisions	(22.9)	25.4

Taxes and charges payable	(4.5)	7.6

Other payables	(7.6)	(1.4)

Suppliers	(1.6)	11.3

Provisions for contingencies	(4.4)	5.4

Others liabilities	(10.4)	1.4

Foreign exchange variations	(22.5)	(3.5)

Derivative financial instruments	(6.1)	0.3

Foreign exchange gain (loss), net	(28.6)	(3.2)

30	RESPONSIBILITIES AND COMMITMENTS

Backstop commitments (Commercial Aviation)

In certain firm sales contracts of commercial jets included in backlog, the Company has entered into backstop commitments to provide financing in case the customer fails to obtain sufficient credit lines upon the aircraft deliveries.

Past experience demonstrates the Company was requested and provided financing on limited cases to its customers during the deliveries of E-Jets family, which demonstrates existence of alternative funding sources in the market to transfer the backstop commitments and remote probability of exercise. In addition, the Company retains property of the assembled aircraft until the customer fulfils the payments on delivery, then not being exposed to risks of loss.

With the purpose of mitigating the credit risk exposure, the exercise of backstop commitments relies on current financial conditions of the customer upon exercise notice and conditions precedent to be accomplished. If the Company effectively provides the financing on delivery, the related aircraft is kept as collateral in the financing structure.

Embraer S.A

Notes to the unaudited condensed consolidated interim financial statements

In millions of U.S. dollars, unless otherwise indicated.

31	OPERATING SEGMENTS

The following table sets forth statement of profit or loss information by segment for the periods indicated:

Six months ended 30 June, 2025
	Commercial Aviation	Executive Aviation	Defense and security	Service & Support	Other Segments	Total reportable Segments	Unallocated*	Total
Revenue	778.2	871.8	360.4	880.5	31.3	2,922.2	-	2,922.2

Cost of sales and services	(710.3)	(686.5)	(300.0)	(662.3)	(21.1)	(2,380.2)	-	(2,380.2)

Gross Profit	67.9	185.3	60.4	218.2	10.2	542.0	-	542.0

Operating income (expense)	(53.1)	(69.1)	(42.2)	(105.7)	(41.2)	(311.3)	-	(311.3)
Operating income before financial result	14.8	116.2	18.2	112.5	(31.0)	230.7	-	230.7

Six months ended 30 June, 2024
	Commercial Aviation	Executive Aviation	Defense and security	Service & Support	Other Segments	Total reportable Segments	Unallocated*	Total
Revenue	754.3	575.2	267.9	770.0	23.4	2,390.8	-	2,390.8

Cost of sales and services	(697.7)	(456.7)	(240.9)	(566.1)	(20.7)	(1,982.1)	-	(1,982.1)

Gross Profit	56.6	118.5	27.0	203.9	2.7	408.7	-	408.7

Operating income (expense)	(62.7)	(68.6)	(39.2)	(90.2)	(31.2)	(291.9)	7.2	(284.7)
Operating income before financial result	(6.1)	49.9	(12.2)	113.7	(28.5)	116.8	7.2	124.0

(*) Unallocated items from operating income (expense) refer to certain corporate demands not directly related to the operating segments. In 2024, the amount substantially refers to the reimbursement of expenses received in the context of the arbitration with Boeing.

Revenue by geographic area and operating segment

Six months ended 30 June, 2025

	Commercial Aviation	Defense & Security	Executive Aviation	Services & Support	Other Segments	Total
North America	599.5	-	516.9	475.8	0.9	1,593.1

Europe	109.7	269.4	187.9	206.9	9.2	783.1

Asia Pacific	35.9	30.9	-	82.7	1.5	151.0

Latin America, except Brazil	33.1	0.7	18.4	18.7	-	70.9

Brazil	-	59.3	137.4	54.0	19.7	270.4

Others	-	0.1	11.2	42.4	-	53.7

Total	778.2	360.4	871.8	880.5	31.3	2,922.2

Six months ended 30 June, 2024

	Commercial Aviation	Defense & Security	Executive Aviation	Services & Support	Other Segments	Total

North America	592.4	-	339.3	387.4	0.1	1,319.2

Europe	70.0	132.1	118.5	187.7	-	508.3

Asia Pacific	-	38.1	35.8	68.0	-	141.9

Latin America, except Brazil	64.0	1.9	26.4	26.9	-	119.2

Brazil	0.3	95.6	55.2	56.8	23.3	231.2

Others	27.6	0.2	-	43.2	-	71.0

Total	754.3	267.9	575.2	770.0	23.4	2,390.8

Embraer S.A

Notes to the unaudited condensed consolidated interim financial statements

In millions of U.S. dollars, unless otherwise indicated.

Revenue by category and operating segment

Six months ended 30 June, 2025

	Commercial Aviation	Defense & Security	Executive Aviation	Services & Support	Other Segments	Total

Aircraft	777.6	-	871.8	-	6.0	1,655.4

Spare Parts	-	-	-	233.5	16.6	250.1

Service	-	15.1	-	628.5	8.7	652.3

Aircraft/Development (Defense BU)	-	336.9	-	-	-	336.9

Others	0.6	8.4	-	18.5	-	27.5

Total	778.2	360.4	871.8	880.5	31.3	2,922.2

Six months ended 30 June, 2024

	Commercial Aviation	Defense & Security	Executive Aviation	Services & Support	Other Segments	Total

Aircraft	751.4	8.7	575.2	-	8.3	1,343.6

Spare Parts	-	0.1	-	213.7	5.6	219.4

Service	-	16.3	-	547.9	9.5	573.7

Aircraft/Development (Defense BU)	-	229.7	-	-	-	229.7

Others	2.9	13.1	-	8.4	-	24.4

Total	754.3	267.9	575.2	770.0	23.4	2,390.8

32	SUBSEQUENT EVENTS

Borrowing

In July 2025, the Company raised a loan of US$ 80 million from a North American financial institution, with a SOFR rate + 1.30% p.a. and a term of 7 years, and no assets of the Company were pledged as collateral in said operation.

BNDES - New investments in Eve Air Mobility.

In August 2025, Eve Air Mobility (“Eve”) has entered into subscription agreements with BNDESPAR, a subsidiary of the “Banco Nacional de Desenvolvimento Econômico e Social” (BNDES), Embraer and others institutional investors. The transaction included the subscription of Brazilian Depositary Receipts (BDRs) by BNDES, each representing one common share at a price of R$ 26.21 per BDR, totaling a gross funding of US$ 230 million, before the commissions of the placement agents and estimated expenses of said offering. As a result of this transaction, a total of 43,298,969 new shares of EVE were issued, leading to a dilution in Embraer’s equity interest from 82.8% to 72.4%, based on a revised total of 249,199,589 outstanding shares